

2018

Notice of Annual Meeting
& Proxy Statement

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
CORPORATE HEADQUARTERS
SEATTLE, WA

March 29, 2018

To Our Shareholders

Last year we saw significant growth in many areas, including record volumes, net revenue, and earnings per share, and we increased our dividend for the 24th year in a row. We also created our strategic planning group, made significant enhancements to our CEO compensation package to improve alignment with shareholder interests, and continued the refreshment of our Board. The source of the financial results that we achieved in 2017 trace back to the evolution and changes that we made to our executive team in 2014. Those changes were significant and each of the members of the new team — many of them longstanding employees — has contributed to a revitalization of the culture and drive that have differentiated Expeditors since its inception. The recent achievements of our Company are a direct result of their leadership and the efforts of our more than 16,500 employees.

In last year's proxy, we proposed significant enhancements to Expeditors' executive compensation programs. Those enhancements were the culmination of extensive, ongoing dialogue with our largest shareholders to align with current best practices, while being particularly careful not to disrupt Expeditors' distinctive compensation structure. This structure has been in place since the founding of the Company nearly 40 years ago, and we continue to value it as a critical driver of our profitable growth. As a result of that hard work, our shareholders voted 94% in favor of the executive compensation changes we implemented in 2017.

One other particularly notable facet to the compensation changes was the award of PSU (performance share units) to the CEO and a replacement of stock options with RSU (restricted stock units) across the entire Company. The Board believes that these equity awards align employees with long-term shareholders, and that RSU are particularly effective in attracting and retaining talent in the years ahead, particularly in and around cities that are all competing for the best and the brightest.

As our Board work has evolved, so has the composition of the Board and its committees. Since 2013, we have added seven new Directors, increasing our independent Director composition from 70% to 82% of the Board, added another female Director, and decreased the average tenure from 15 years to 5 years. We believe these changes make us an even stronger resource to management. Our committee work continues to grow, along with the full Board's increased dedication to deeper and more regular engagement with the executive team on strategy, cybersecurity, shareholder communication, and succession planning — ingredients critical to the sustainability of a great organization.

We say thank you to our departing Board member Dan Kourkoumelis. He has provided us with sound business wisdom and acumen over the past 25 years. As a highly dedicated Director and as a fine individual, he will be missed.

At this year's meeting, you will be asked to vote **FOR** three proposals put forth by the Board, and to vote **AGAINST** two shareholder proposals. Our Board makes the recommendations in this proxy only after careful deliberation of the best interests of our Company, shareholders and employees and prior voting results.

On behalf of the entire Board of Directors and the more than 16,500 global employees of Expeditors, we want to thank you for your continued support and investment in our business.

Sincerely,

Robert R. Wright

Robert R. Wright
Chairman of the Board

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

TUESDAY **May 8, 2018** @ 9:00 A.M. Pacific Time Expeditors International 1015 Third Ave Seattle, WA 98104	• Election of Directors • Approve (advisory) Executive Officer Compensation • Ratification of Independent Registered Public Accounting Firm • Vote on Shareholder Proposal No. 4, if presented at meeting • Vote on Shareholder Proposal No. 5, if presented at meeting **Record Date**: Close of business on March 13, 2018

Important Notice of Internet Availability of Proxy Materials

This notice of Annual Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 29, 2018. This includes instructions on how to access these materials (including our Proxy Statement and 2017 Annual Report to shareholders) online.

Please vote your shares

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:



Visit the website listed on your proxy card or voting instruction form to vote via the internet



Call the telephone number on your proxy card or voting instruction form to vote by telephone



You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage paid envelope



You can vote in person at the annual meeting.

By Order of the Board of Directors,
Expeditors International of Washington, Inc.

Benjamin G. Clark
Corporate Secretary
Seattle, Washington
March 29, 2018

PROXY SUMMARY

This Proxy Statement and the accompanying form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors of Expeditors International of Washington, Inc. (the "Company," "Expeditors," "we," "us," "our") for use at the Annual Meeting of Shareholders (the "Annual Meeting"). This proxy summary is intended to provide a broad overview of the items that you will find elsewhere in this Proxy Statement. As this is only a summary, we encourage you to read the entire Proxy Statement for more information about these topics prior to voting.

Meeting Agenda & Voting Recommendations

Proposal	Board's Voting Recommendation	Page
No. 1: Election of Directors	✓ FOR (each nominee)	pg. 4
No. 2: Advisory Vote to Approve Named Executive Officer Compensation	✓ FOR	pg. 20
No. 3: Ratification of Independent Registered Public Accounting Firm	✓ FOR	pg. 36
No. 4: Shareholder Proposal: Link Executive Compensation to Sustainability Performance	X AGAINST	pg. 38
No. 5: Shareholder Proposal: Enhanced Shareholder Proxy Access	X AGAINST	pg. 40

Responding to Shareholders

We value our shareholders' view on compensation and note that 94% of shareholders supported our Say on Pay proposal in 2017. We continue to regularly engage with shareholders representing most of the outstanding shares of the Company to understand their perspectives on our pay programs. Partly as a result of these conversations in 2016 and 2017, the Compensation Committee adopted certain changes to the compensation program that are intended to balance our existing compensation philosophy with evolving pay practices, shareholders' perspectives and shareholder alignment.

After much discussion and analysis, we implemented four substantial changes to CEO compensation in 2017:

1. Shifted a greater portion of CEO compensation to long-term equity incentives in order to further enhance shareholder alignment and multi-year performance;

2. Adopted performance metrics in the form of PSU that will vest only if 3-year performance goals are achieved for Net Revenue (a non-GAAP measure defined and reconciled to revenues in Note 10 of the Company's consolidated financial statements on Form 10-K as filed on February 23, 2018) and EPS;

3. Reduced the CEO's allocation of the Executive Incentive Compensation Pool by 6% to help fund expansion of the Company's strategic growth initiatives;

4. Added a minimum 5% operating income growth requirement for our CEO to realize full quarterly payout under the Executive Incentive Compensation Plan.



The table above shows the relationship between changes in operating income growth and CEO incentive compensation pool payout by quarter. Total 2017 operating income increased 4.5% year-over-year, while CEO payout declined 4.0%. The decline in CEO payout is a result of (i) the 6% decrease in the allocation of the Executive Incentive Compensation Pool to help fund the expansion of the Company's strategic growth initiatives; (ii) changes in operating income each quarter; and (iii) the penalty for not achieving 5% operating income growth in Q1 and Q2 of 2017.

Substantive Changes to 2017 Compensation

We believe the following changes in 2017 further demonstrate our responsiveness to shareholders, while also recognizing the competitive advantage we believe our current compensation program brings to our Company and shareholders:

Shifted a greater portion of CEO pay to equity	• Increases CEO alignment with long-term interest of shareholders • Increases the CEO's portion of total pay to 40% in 2017 from 24% in 2016
Adopted a PSU program for the CEO that will vest only if 3-year performance goals are achieved for Net Revenue and EPS	• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs • Aligns CEO with shareholders through share ownership (provided PSU are earned) • Aligns with prevalent market practices
Reduced the senior executives' allocation of the Executive Incentive Compensation Pool by 6% to fully fund the Company's strategic growth initiatives	• Aligns senior executives with focus on strategic growth initiatives and funds those investments
Added a performance requirement to CEO's executive incentive compensation, requiring 5% year-over-year operating income growth to earn unreduced payout	• Establishes performance expectation for continuous profit growth such that if year-over-year operating income growth is less than 5%, the CEO receives a 5% reduction in his payout • Establishes minimum level of operating income performance
Replaced stock options with RSU for all executives	• Increases shareholder alignment of senior executives • Provides retention of key employees in competitive market for talent
Adopted a "hold until met" policy that requires executives to hold 75% of the net after-tax shares received upon vesting of PSU and RSU until their respective stock ownership guidelines are met	• Aligns executives with long-term interests of shareholders • Aligns with emerging market practices and shareholder preferences
Adopted "double trigger" vesting upon a change-in-control for all new equity incentive awards	• Aligns with emerging market practices and shareholder preferences

Continuing Our Focus on Sustainability

We take sustainability seriously and our Nominating and Corporate Governance Committee oversees these efforts. In 2017, we continued our focus on sustainability through our efforts related to the environment, social responsibility, and good governance. Our performance against our sustainability initiatives is more fully described in our updated Sustainability Report, available at https://www.expeditors.com/sustainability.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

The Company's Bylaws require a Board of Directors composed of not less than 6 nor more than 11 members. Expeditors' Directors are elected at each Annual Meeting to hold office until the next Annual Meeting or until the election or qualification of his or her successor. Any vacancy resulting from the non-election of a Director may be filled by the Board of Directors. Since Mr. Kourkomelis has not been nominated for reelection, the size of the board will be reduced from eleven to ten members, effective immediately after the Annual Meeting. The ten nominees are named below. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proposal.

Nominees for Election

This year's nominees consist of eight independent Directors and two non-independent Directors. Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed proxies for the 10 nominees of the Board of Directors named below. Although the Board anticipates that all of the nominees will be available to serve as Directors of the Company, should any one or more of them be unwilling or unable to serve, it is intended that the proxies will be voted for the election of a substitute nominee or nominees designated by the Board of Directors or the seat will remain open until the Board of Directors identifies a nominee.

The following persons are nominated to serve as Directors until the Company's 2019 Annual Meeting of Shareholders:

Robert R. Wright
Robert R. Wright became a Director in May 2008, served as Lead Director beginning May 2010 and was appointed Chairman of the Board in May 2014. Since 2002, Mr. Wright has been the President and Chief Executive Officer of Matthew G. Norton Co., a real estate investment, development and management firm based in Seattle, Washington. Prior to joining Matthew G. Norton, Mr. Wright was a Regional Managing Partner of Tax for Arthur Andersen.

He currently serves on the Board of Directors for two privately held companies, Matthew G. Norton Co. and Stimson Lumber Company.

Specific Qualifications, Attributes, Skills & Experience
- Over 20 years of senior leadership and management in private industry and the public accounting environment.
- Expertise in tax, finance and real estate, succession planning and business operations.
- Member of audit, nominating and compensation committees of various company boards.

Glenn M. Alger
Glenn M. Alger became a Director in May 2017. He is one of the founders of Expeditors and served in various management and senior executive positions over a 25-year period, culminating as President and Chief Operating Officer from September 1999 - May 2007. Prior roles included leading business and operational development in the Americas region and management and evolution of the Company's global products and services. Since his retirement from the Company in 2007, Mr. Alger has been principally engaged as an active investor and manager of his family trust and charitable activities. In 2015 and 2016, Mr. Alger provided consulting services to the Company. As a founder, former senior executive of the Company and a long-term shareholder, Mr. Alger brings a deep understanding of both Company operations specifically and the logistics industry generally.

Specific Qualifications, Attributes, Skills & Experience
- More than 30 years of entrepreneurial, business development, management and senior leadership in global logistics.
- Direct experience building a business from a startup to a global industry leader.
- Industry expertise in customer markets, strategy, competition, organization, technology and finance.
- Over 20 years of governance and oversight experience as a senior executive of a public company.

James M. DuBois

James "Jim" DuBois became a Director in May 2016. He was Corporate Vice President and Chief Information Officer ("CIO") at Microsoft Corporation. As CIO, he was responsible for the company's global security, infrastructure, collaboration systems, and business applications. Mr. DuBois was appointed CIO in January 2014 after serving as interim CIO since May 2013. Mr. DuBois served in various other roles at Microsoft, mostly in IT, after joining the company in 1993. These roles include leading IT and product teams for application development, infrastructure and service management. He also served as Microsoft's Chief Information Security Officer and spent several years working from Asia and then Europe, learning the Microsoft field business while running the respective regional IT teams. Before joining Microsoft, Mr. DuBois worked for the company now called Accenture, focusing on financial and distribution systems. He has degrees in computer science and business (accounting). Since leaving Microsoft in September 2017, Mr. DuBois has authored a book on modern IT and currently speaks on this topic, and also serves on the technical advisory boards of several startups. Mr. DuBois is on the Board of Directors of TraqIQ, Inc., a publicly held, fully reporting company offering products for the Industrial Internet of Things market and IT and data analytics consulting services.

Specific Qualifications, Attributes, Skills & Experience
- Extensive information technology experience.
- Experience overseeing investments in technology to support business objectives.
- Expertise in cybersecurity.
- Experience leading global IT teams.

Mark A. Emmert

Mark A. Emmert became a Director in May 2008. Since 2010 he has been President of the National Collegiate Athletic Association. From 2004 to 2010, Dr. Emmert served as the President of the University of Washington ("UW"), a $5 billion per year organization with more than 30,000 employees, and is now President Emeritus. Prior to the UW, he was chancellor of Louisiana State University. He also served as the chancellor of the University of Connecticut and held administrative and academic positions at the University of Colorado and Montana State University. Dr. Emmert is a Life Member of the Council on Foreign Relations, a Fellow of the National Academy for Public Administration, and a former Fulbright Fellow. Dr. Emmert is currently on the Board of Directors of the Weyerhaeuser Company.

Specific Qualifications, Attributes, Skills & Experience
- 30 years of experience in executive leadership and administration of educational, healthcare and athletics enterprises.
- Expertise in public policy, governmental affairs, and personnel development programs.
- Expertise in the leadership and management of complex operations with rigid public oversight requirements.
- Expertise in international affairs.
- Extensive experience with governance of public and private organizations.

Diane H. Gulyas

Diane H. Gulyas became a Director in November 2015. Ms. Gulyas worked for DuPont from 1978 until her retirement as President of their $4 billion global Performance Polymers business in September of 2014. During her 36-year career at DuPont, Ms. Gulyas served also as Chief Marketing and Sales Officer, President of Electronic and Communication Technologies Platform, and President of the Advanced Fibers divisions. Ms. Gulyas' qualifications to serve on the Company's Board of Directors include over 36 years of senior leadership and global business expertise. Since before retiring from DuPont, Ms. Gulyas has served as a public company director and is currently on the Board of Directors of Mallinckrodt PLC and W.R. Grace & Company.

Specific Qualifications, Attributes, Skills & Experience
- More than 35 years of senior leadership and global business expertise.
- Substantial and varied management experience and strong skills in engineering, manufacturing (domestic and international), marketing and sales and distribution.
- Governance and oversight experience from service as a senior executive of a public company and prior service on a public company board.

Richard B. McCune

Richard B. McCune became a Director in August 2014. Prior to that, Mr. McCune was a Partner at KPMG LLP from 2002 to May 2009 and Partner at Arthur Andersen LLP from 1983 to 2002. Mr. McCune served on the Board of the Fred Hutch Cancer Research Center from 2009 to 2016, and is the current Board Chair of the Seattle Cancer Care Alliance.

Specific Qualifications, Attributes, Skills & Experience
- More than 30 years of senior leadership and management experience.
- Extensive audit and accounting experience.
- Served as Lead Audit Partner on many publicly-traded companies.
- International experience as KPMG's U.S. Accounting Expert in Amsterdam from 2003 to 2006.

Alain Monié

Alain Monié became a Director in May 2017. He has served as Chief Executive Officer of Ingram Micro Inc., a large technology products distributor, since January 2012. He rejoined the company as President and Chief Operating Officer in 2011, after a year as chief executive officer of APRIL Management Pte., a multinational industrial company based in Singapore. Prior to his role at APRIL Management Pte., Mr. Monié served as President and Chief Operating Officer of Ingram Micro from 2007 to 2010. He joined Ingram Micro in February 2003 as executive vice president, and served in that role and as president of Ingram Micro Asia-Pacific from January 2004 to August 2007. He spent more than two years as president of the Latin American Division of Honeywell International. He joined Honeywell through the corporation's merger with Allied Signal Inc., where he built a 17-year career on three continents, progressing from a regional sales manager to head of Asia-Pacific operations from October 1997 to December 1999. Mr. Monié was elected to the Board of Directors of Ingram Micro in November 2011 and to the Board of Directors of The AES Corporation in August 2017. He was also a member of the Board of Directors of Amazon.com, Inc. from 2008-2016, and was a member of the Board of Directors of Jones Lang LaSalle from October 2005 to May 2009.

Specific Qualifications, Attributes, Skills & Experience
- Extensive operational and leadership experience at a large public company.
- Broad international experience.
- Expertise in business operations and strategy, succession planning, enterprise risk management, compensation, and sound corporate governance practices.

Jeffrey S. Musser

Jeffrey S. Musser became a Director in March 2014. He joined the Company in February 1983 and was promoted to District Manager in October 1989. Mr. Musser became Regional Vice President in September 1999, Senior Vice President-Chief Information Officer in January 2005 and to Executive Vice President and Chief Information Officer in May 2009. Mr. Musser was appointed President and Chief Executive Officer in March 2014.

Specific Qualifications, Attributes, Skills & Experience
- Over 35 years of experience in the international transportation industry.
- Many years of corporate leadership responsibilities.
- Background in the information technology discipline.

Liane J. Pelletier

Liane J. Pelletier became a Director in May 2013. Ms. Pelletier is the former Chairwoman, Chief Executive Officer and President of Alaska Communications Systems, an Alaska-based telecommunications and information technology services provider, leading the firm from October 2003 to April 2011. Since April 2011, she has served on a number of public company boards. From November 1986 to October 2003, Ms. Pelletier held a number of executive positions at Sprint Corporation, a telecommunications company. Ms. Pelletier is a member of the Board of Directors of ATN International. She is also Chairwoman of the Northwest Chapter of the National Association of Corporate Directors (NACD) and also is credentialed as a NACD Board Leadership Fellow. In 2017, she earned a professional certificate in cybersecurity from Carnegie Mellon's Software Engineering Institute.

Specific Qualifications, Attributes, Skills & Experience
- Experience as a public company CEO and more than 25 years of senior leadership and management experience in the telecommunications industry.
- Past and current positions as chair, lead independent Director, and member of audit, risk, nominating and compensation committees of various company boards.
- Experienced in corporate board governance and engages in continuous education on information technology and security as well as leading governance practices.
- Corporate career and board service spans firms where there is material focus on regulation, information technology and security, foreign operations and customer service.

Tay Yoshitani

Tay Yoshitani became a Director in August 2012. From March of 2007 to December 2014 he was the Chief Executive Officer of the Port of Seattle, which owns and operates both the Seattle Seaport and SeaTac International Airport. From 2004 to 2007, he served as the Senior Advisor to the National Association of Waterfront Employers and from 2001 to 2004, was the Executive Director of the Port of Oakland overseeing both the Seaport and Oakland International Airport. Prior to that he was the Executive Director for the Port of Baltimore and the Chief Deputy at the Port of Los Angeles. He has been an active Board member of the American Association of Port Authorities and served as the Chairman during 2014. He also currently serves on the Board of the Eno Center for Transportation and is past Chairman of the Board of the Japan America Society of Washington state.

Specific Qualifications, Attributes, Skills & Experience
- More than 20 years of senior leadership and management experience in the ocean transportation industry.
- More than 10 years of experience in airport operations.

The Board of Directors unanimously recommends a vote FOR the election of each of the Director Nominees

✓	The Board of Directors recommends a vote **FOR** the election of each of the Director Nominees.

Summary of Director Experience, Qualifications, Attributes & Skills	INDEPENDENT DIRECTORS									NON INDEPENDENT DIRECTORS	
	Wright	DuBois	Emmert	Gulyas	Kourkoumelis	McCune	Monie	Pelletier	Yoshitani	Alger	Musser
Operations	●	●	●	●	●	●	●	●	●	●	●
Transportation Industry									●	●	●
International	●	●		●		●	●		●	●	●
Financial	●		●	●	●	●	●	●	●	●	●
Sales & Marketing				●	●		●	●		●	●
Information Technology		●						●			●
Leadership & Strategy	●	●	●	●	●	●	●	●	●	●	●
Governance/Business Conduct/Legal	●	●	●	●	●	●	●	●	●	●	●
Additional Information											
Age	58	54	65	61	67	72	67	60	71	61	52
Tenure	9	2	9	2	25	3	1	5	5	1	4
Other Public Company Boards	0	1	1	2	0	0	1	1	0	0	0
Planned Committee Membership											
Nominating & Corporate Governance		●	●	●	NA			CHAIR			
Compensation			CHAIR	●	NA		●		●		
Audit		●			NA	CHAIR	●		●		

Director Identification & Nomination Process

The Policy on Director Nominations, which can be found on the Company's website at https://investor.expeditors.com, describes the process by which Director nominees are selected by the Nominating and Corporate Governance Committee, and includes the criteria the Committee will consider in determining the qualifications of any candidate for Director. In reviewing candidates for the Board, the Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing Directors for re-election, the individual's contributions to the Board are also considered.

The Committee annually reviews its nomination procedures to assess the effectiveness of the Policy on Director Nominations. The Committee considers candidates for Director who are recommended by its members, by management, and by search firms retained by the Committee. In addition, per the Policy on Director Nominations, the Committee will also consider any candidate proposed by a shareholder satisfying certain notice provisions, and will take into account the size and duration of the recommending shareholder's ownership.

All candidates for Director who, after evaluation, are then recommended by the Committee and approved by the Board of Directors will be included in the Company's recommended slate of Director nominees in its Proxy Statement.

In addition, any shareholder or group of up to 20 shareholders that has continuously beneficially owned at least 3% of the Company's Common Stock for at least three years, and who satisfies certain notice, information and consent provisions, may nominate up to 20% of the Directors standing for election and include such nominees on the Company's proxy statement pursuant to the Company's proxy access rights. Lastly, a shareholder may nominate a Director candidate for election outside of the Company's proxy statement if the shareholder complies with the notice, information and consent provisions of Article II of the Company's Bylaws, which can be found on our website at https://investor.expeditors.com.

Our Bylaws require any notice for Director nominees for shareholder consideration be submitted by certain deadlines, which are explained in detail under the heading "Deadlines for Shareholder Proposals for the 2019 Annual Meeting of Shareholders."

Majority Vote Standard for Director Elections

The Company's Bylaws require that in an uncontested election each Director will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a Director's election exceeds the number of votes cast "against" that Director. A share that is otherwise present at the meeting but for which there is an abstention, or to which a shareholder gives no authority or direction, shall not be considered a vote cast.

In an uncontested election, a nominee who does not receive a majority of the votes cast will not be elected. An incumbent Director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover Director until the earliest of: (a) 90 days after the date on which an inspector determines the voting results as to that Director; (b) the date on which the Board of Directors appoints an individual to fill the position held by that Director; or (c) the date of the Director's resignation. Under the Company's resignation policy, any Director who does not receive a majority vote in an uncontested election will resign immediately.

The Board may fill any vacancy resulting from the non-election of a Director as provided in the Company's Bylaws. The Nominating and Corporate Governance Committee will consider promptly whether to fill the position of a nominee who fails to receive a majority vote in an uncontested election and may make a recommendation to the Board of Directors about filling the position. The Board will act on the Committee's recommendation and, within 90 days after the certification of the shareholder vote, will disclose publicly its decision. Except as provided in the next sentence, no Director who fails to receive a majority vote for election will participate in the Committee recommendation or Board decision about filling his or her office. If no Director receives a majority vote in an uncontested election, then the incumbent Directors: (a) will nominate a slate of Directors and hold a special meeting for the purpose of electing those nominees as soon as practicable; and (b) may in the interim fill one or more positions with the same Director(s) who will continue in office until their successors are elected.

CORPORATE GOVERNANCE

Board Operations

The Board of Directors has policies and procedures to ensure effective operations and governance. Our corporate governance materials, including our Corporate Governance Principles, the Charters of each of the Board's Committees and our Code of Business Conduct, can be found on our website at https:// investor.expeditors.com/corporate-governance/governance-documents. In 2017, the Board was composed of nine independent Directors and two non-independent Directors. Mr. Wright serves as the independent Chair of the Board of Directors. The primary functions of Expeditors' Board of Directors include:

- Ensuring that the long-term interests of shareholders are being served;
- Assuring that Board discussions focus on forward-looking strategies, approving such strategies and monitoring related performance;
- Overseeing the conduct of our business and monitoring significant enterprise risks;
- Overseeing our processes for maintaining the integrity of our financial statements and other public disclosures, and compliance with laws and ethical conduct;
- Evaluating CEO and senior management performance and determining executive compensation;
- Planning CEO succession and monitoring management's succession planning for other key executive officers;
- Establishing tone at the top, effective governance structure, including appropriate Board evaluation, composition and planning for Board succession; and
- Ensuring the Company's commitment to maintain proper sustainability/ESG standards.

The Board of Directors has determined that all current Directors except Messrs. Musser and Alger are independent under the applicable independence standards set forth in the rules promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules of the NASDAQ Stock Market. The Board has designated that only independent Directors can serve as Committee members.

The Board currently has the following Committees: Nominating and Corporate Governance, Compensation, and Audit. Each Committee operates under a written charter, all of which are available on our website https:// investor.expeditors.com/corporate-governance/governance-documents.

Board Practices & Procedures

- The Board's Committees analyze and review the Company's activities in key areas such as financial reporting, internal controls over financial reporting, compliance with Company policies, corporate governance, significant risks, succession planning and executive compensation.
- The Board and its Committee Chairs review the agendas and matters to be considered in advance of each meeting. Each Board and Committee member is free to raise matters that are not on the agenda at any meeting and to suggest items for inclusion on future agendas.
- Each Director is provided in advance with materials to be considered at every meeting of the Board and Committees and has the opportunity to provide comments and suggestions.
- The Board and its Committees provide feedback to management and management answers questions raised by the Directors during Board and Committee meetings.
- Independent Board and Committee members meet separately at each Board and Committee meeting and as otherwise needed.
- Independent Directors regularly hold executive sessions without management.

Board Attendance

The Board met five times in 2017 and all Directors attended at least 75% of the total number of Board of Directors meetings and Committee meetings on which they served. While the Company has no established policy requiring Directors to attend the Annual Meeting, all but two members attended the 2017 Annual Meeting.

Director Retirement Policy

In 2015, the Board established a guideline, whereby an individual Director typically will not be nominated to stand for election to the Board of Directors at the next Annual Meeting if the Director has reached an age of 72 years, absent a waiver of such guideline by the Board. Given recent changes to the Company's financial reporting systems and the change in U.S. tax laws and revenue recognition reporting requirements, the Board has waived this guideline and asked Richard B. McCune, 72, to stand for election for one additional year of service on the Board and the Audit Committee as Chair.

After 25 years of service, Dan P. Kourkoumelis will not stand for re-election to the Board of Directors in May 2018.

Board's Role in Risk Oversight

Senior management is responsible for the assessment and day-to-day management of risk and brings to the attention of the Board the material risks to the Company. The Board provides oversight and guidance to management regarding material, enterprise risks. Oversight responsibilities for certain areas of risk are assigned to the Board's three standing Committees and others are assigned to the full Board. The Board and its Committees regularly discuss with management the Company's strategies, operations, compliance, policies and inherent associated risks in order to assess appropriate levels of risk taking and steps taken to monitor, mitigate and control such exposures. The Board believes the Company's risk management processes are appropriate and that the active oversight role played by the Board and its Committees provides the appropriate level of oversight for the Company.

Director Compensation Program

The Board uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. In setting Director compensation, the Compensation Committee considers the amount of time that Directors expend in fulfilling their duties as well as the skill level required as members of the Board and its Committees.

In 2014, the shareholders approved the 2014 Directors' Restricted Stock Plan, which authorized 250,000 shares of stock for issuance to eligible Directors. Under this Plan, each eligible Director annually receives $200,000 worth of Expeditors restricted stock and such shares vest immediately upon grant. As of December 31, 2017, there are 106,250 shares remaining for issuance under this plan.

Board of Directors' Annual Compensation & Stock Ownership Requirements

Board Retainer	$65,000 in cash.
Chair Retainers	An additional $175,000 retainer for the Chair of the Board.
	An additional $25,000 retainer for the Chair of the Audit Committee.
	An additional $20,000 retainer for the Chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee.
Stock Ownership Policy	Each independent director is required to accumulate a minimum of 15,000 shares of the Company's Common Stock over a six-year period from the date first elected to the Board or the policy adoption date.

Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2017:

Name	Fees Earned or Paid in Cash	Stock Awards [1]	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Robert R. Wright	$240,000	$199,975	–	–	–	$439,975
Glenn M. Alger	$65,000	$199,975	–	–	–	$264,975
James M. DuBois	$65,000	$199,975	–	–	–	$264,975
Mark A. Emmert	$85,000	$199,975	–	–	–	$284,975
Diane H. Gulyas	$65,000	$199,975	–	–	–	$264,975
Dan P. Kourkoumelis	$65,000	$199,975	–	–	–	$264,975
Richard B. McCune	$90,000	$199,975	–	–	–	$289,975
Alain Monié	$65,000	$199,975	–	–	–	$264,975
Liane J. Pelletier	$85,000	$199,975	–	–	–	$284,975
Tay Yoshitani	$65,000	$199,975	–	–	–	$264,975

1. This column represents the aggregate fair value of restricted shares issued in 2017. The fair value of restricted stock awards is based on the fair market value of the Company's shares of Common Stock on the date of award. These restricted shares vested immediately upon award.

SHAREHOLDER ENGAGEMENT
& STOCK OWNERSHIP INFORMATION

Shareholder Engagement

We seek our shareholders' views on governance and compensation matters throughout the year. Management provides regular updates concerning shareholder feedback to the Board, which considers shareholder perspectives along with the interests of all stakeholders when overseeing company strategy, formulating governance practices, and designing compensation programs.

In 2017, we contacted shareholders representing approximately 56% of our shares outstanding to discuss matters related to our strategies, compensation programs, governance and/or operations.

Management welcomes the opportunity to engage with our investors who express a desire to visit our corporate offices during the period after quarterly earnings releases when we are not in a quiet period. These visits will be scheduled around our meetings with customers, service providers and visiting district operations and employees.

Shareholder Feedback: What We Heard & How We Responded

We implemented significant changes to compensation as a result of meaningful dialogue with holders of more than half of the outstanding shares in each of the past two years. Partly as a result of these conversations, we made changes intended to balance our longstanding compensation philosophy with evolving pay practices, shareholders' perspectives and shareholder alignment.

CEO Compensation

The most significant changes to compensation are with regard to the CEO. In 2017 we:

1. Shifted a greater portion of CEO compensation to long-term equity incentives in order to further enhance shareholder alignment and multi-year performance;
2. Adopted performance metrics in the form of PSU that will vest only if 3-year performance goals are achieved for Net Revenue and EPS;
3. Reduced the CEO's allocation of the Executive Incentive Compensation Pool by 6% to help fund expansion of the Company's strategic growth initiatives;
4. Added a minimum 5% operating income growth requirement for our CEO to realize full quarterly payout under the Executive Incentive Compensation Plan.

Replaced Stock Options with RSU

One of the significant changes in compensation for executives was that we replaced stock options with RSU (restricted stock units) across the entire company. We believe that RSU are a better type of award to continue to attract and retain the best talent in the current, highly competitive marketplace for talent. In addition, awarding RSU aligns with the long-term interests of all shareholders. In adopting RSU in place of stock options, we also adopted a "hold until met" policy, requiring executives to hold 75% of their RSU until they meet stock ownership guidelines, in further alignment with all shareholders.

Communicating with the Board of Directors

Shareholders may communicate with the Board of Directors and the procedures for doing so are located on the Company's website at https://investor.expeditors.com. Any matter intended for the Board of Directors, or for one or more individual members, should be directed to the Corporate Secretary of the Company at 1015 Third Avenue, Seattle, Washington 98104, with a request to forward the same to the intended recipient(s). All shareholder communications delivered to the Corporate Secretary of the Company for forwarding to the Board of Directors or specified members will be forwarded in accordance with the instructions received.

Information regarding the submission of comments or complaints relating to the Company's accounting, internal accounting controls or auditing matters can be found in the Company's Code of Business Conduct on the Company's website at https://investor.expeditors.com.

Information Requests

We ask that all requests for corporate information concerning Expeditors' operations be submitted in writing. This policy applies equally to securities analysts and current and potential shareholders. Requests can be made to Expeditors International of Washington, Inc., 1015 Third Avenue, Seattle, Washington 98104 Attention: Chief Financial Officer, or by email to investor@expeditors.com.

Written responses to selected inquiries will be released to the public by a posting on our website at https://investor.expeditors.com and by simultaneous filing with the Securities and Exchange Commission ("SEC") under Item 7.01 on Form 8-K.

Fair Disclosure

Any other analyst or investor contact, whether by telephone or in person, will be conducted with the understanding that questions directed at ongoing operations will not be discussed. Management will limit responses to discussions of previously disclosed information, including informational discussions directed to the history and operating philosophy of the Company and an understanding of the global logistics industry and its competitive environment. Expeditors will, of course, make public disclosures at other times as required by law or commercial necessity.

Five Percent Owners of Company Stock

The following table sets forth information, as of December 31, 2017, with respect to all shareholders known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock. Except as noted below, each entity has sole voting and dispositive powers with respect to the shares shown.

Name & Complete Mailing Address	Number of Shares		Percent of Common Stock Outstanding
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	19,898,740	(1)	11.19%
Loomis Sayles & Co., L.P. One Financial Center, Boston, MA 02111	16,396,110	(2)	9.23%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	14,440,405	(3)	8.10%
State Street Corporation State Street Financial Center One Lincoln Street, Boston, MA 02111	10,175,730	(4)	5.73%

1. The holding shown is as of December 31, 2017, according to Schedule 13G/A dated February 9, 2018 filed by The Vanguard Group, an investment adviser. With respect to Expeditors' Common Stock, The Vanguard Group reports that it has the following: sole voting power over 250,579 shares; shared voting power over 50,451 shares; sole dispositive power over 19,602,592 shares; and shared dispositive power over 296,148 shares.
2. The holding shown is as of December 31, 2017, according to Schedule 13G/A dated February 14, 2018 filed by Loomis Sayles & Co., L.P. Loomis Sayles reports that it has sole voting power with respect to 11,629,110 shares.
3. The holding shown is as of December 31, 2017, according to Schedule 13G/A dated February 8, 2018 filed by BlackRock, Inc., a parent holding company. BlackRock, Inc. With respect to Expeditors' Common Stock, Blackrock reports that it has the following: sole voting power over 12,650,668 shares.
4. The holding shown is as of December 31, 2017, according to Schedule 13G dated February 14, 2018 filed by State Street Corporation. State Street Corporation reports that it has shared voting and shared dispositive power with respect to 10,175,730 shares of Common Stock.

Security Ownership of Directors & Executive Officers

The following table lists the names and the amount and nature of the beneficial ownership of Common Stock of each Director and nominee, of each of the NEO described in the Summary Compensation Table, and all Directors and Executive Officers as a group at March 13, 2018. Except as noted below, each person has sole voting and dispositive powers with respect to the shares shown.

DIRECTORS	Amount & Nature of Beneficial Ownership	Percent of Class
Robert R. Wright	20,437	*
Glenn M. Alger (1)	509,617	*
James M. Dubois	7,920	*
Mark A. Emmert	17,769	*
Diane H. Gulyas (2)	7,920	*
Dan P. Kourkoumelis	59,750	*
Richard B. McCune	12,151	*
Alain Monié (3)	3,791	*
Jeffrey S. Musser (4)	316,383	*
Liane J. Pelletier	21,661	*
Tay Yoshitani	21,661	*
ADDITIONAL NAMED EXECUTIVES OFFICERS		
Eugene K. Alger (5)	104,260	*
Daniel R. Wall (6)	113,824	*
Richard H. Rostan (7)	123,085	*
Bradley S. Powell (8)	124,813	*
All Directors & Executive Officers as a Group (18 persons) (9)	**1,741,482**	*

* Less than 1%

(1) All shares are held in two trusts for which Mr. Alger and his family maintain voting and dispositive authority.

(2) All shares are held in trust for which Ms. Gulyas maintains voting and dispositive authority.

(3) All shares are held in trust for which Mr. Monié maintains voting and dispositive authority.

(4) Includes 142,513 shares held in trust for which Mr. Musser maintains voting and dispositive authority, 158,000 shares subject to stock options exercisable within sixty days, and 7,817 shares subject to RSU vesting within sixty days.

(5) Includes 25,613 shares held in trust for which Eugene Alger maintains voting and dispositive authority, 72,000 shares subject to stock options exercisable within sixty days, and 3,160 shares subject to RSU vesting within sixty days.

(6) Includes 78,000 shares subject to stock options exercisable within sixty days and 3,160 shares subject to RSU vesting within sixty days.

(7) Includes 68,500 shares subject to stock options exercisable within sixty days and 2,795 shares subject to RSU vesting within sixty days.

(8) Includes 116,000 shares subject to stock options exercisable within sixty days and 3,160 shares subject to RSU vesting within sixty days.

(9) Includes 664,450 shares subject to stock options exercisable within sixty days and 26,593 shares subject to RSU vesting within sixty days. No Director or Executive Officer has pledged Company stock.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's Directors, certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities, file reports of ownership on Form 3 and changes of ownership on Form 4 or 5 with the SEC and NASDAQ. Officers, Directors and greater than 10% shareholders are required by the SEC regulation to furnish the Company with copies of all such forms they file.

Based solely on its review of the copies of such forms received by the Company, and on written representations by the Company's officers and Directors regarding their compliance with the filing requirements, the Company believes that all reports required from certain of its officers, Directors and greater than 10% beneficial owners were filed on a timely basis during 2017.

SEC Filings & Reports

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our website at https://investor.expeditors.com under the heading "Investor Relations" (see "SEC Filings") immediately after they are filed with or furnished to the SEC.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE REPORT

The Nominating and Corporate Governance Committee is committed to strong corporate governance policies and procedures designed to make the Board and its Committees more effective in exercising their oversight roles. The Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines are available on our website https://investor.expeditors.com.

Nominating & Corporate Governance Committee

All members are independent under Exchange Act and NASDAQ rules.

Key Responsibilities:

- Determine the criteria for Board membership
- Lead the search for qualified individuals to become Board members
- Recommend the composition of the Board and its Committees
- Monitor and evaluate changes in Board members' professional status
- Conduct evaluations of Board and Committee effectiveness
- Maintain a set of Corporate Governance Principles
- Maintain the Company's Code of Business Conduct and oversee its compliance
- Assist in evaluating governance-related inquiries, commentary and proposals
- Analyze current and emerging governance trends for impact on the Company
- Oversee enterprise risks assigned to Committee by the Board
- Monitor Directors' compliance with stock ownership guidelines
- Oversee the Company's sustainability/ESG programs

2017 Committee Highlights

The Nominating and Corporate Governance Committee met four times in 2017.

- Continued to manage board composition in alignment with the Board's multi-year succession plan. As planned, from 2016 to 2018 average tenure has reduced from 8 years to 4 years. Given the extent of change among independent directors in the last three years, current focus rests on solidifying the Board while also cultivating candidate profiles for future period nominations
- In connection with the refreshment plan and the planned 2018 reduction in Board size, reallocated the independent directors across Board committees
- Planned for the one-year extension of Rich McCune's Board service as Audit Committee Chairman, beyond the normal retirement date, to assure his continued oversight of a critical transition to a new accounting system, implementation of the new revenue recognition reporting requirements, and the Company's work associated with the new tax legislation
- Refreshed the Company's Governance Principles to enhance disclosure of the independent Chairman's role and duties
- Reviewed the Company's sustainability efforts and its documentation in the Sustainability Report www.expeditors.com/sustainability
- Reviewed the Company's enterprise risk management program
- Refined Board operations in response to continued Board and Committee evaluations
- Continued to invest in Board education, including two board sessions on Company's cybersecurity program
- Monitored and discussed current and emerging governance issues of interest to our shareholders

Key Nominating & Corporate Governance Policies & Practices

The Committee operates according to the following key corporate governance policies and practices:

Key Corporate Governance Policies

The Company is committed to the highest standards of legal and ethical business conduct; the Company's Code of Business Conduct is available at https://investor.expeditors.com

- Annual election of all Directors
- In a non-contested election, each Director must be elected by a majority of votes cast
- Availability of proxy access for qualifying shareholder groups
- Independent Board Chair
- The majority of the Board is comprised of independent Directors
- Each of the three Board Committees is made up of only independent Directors
- Each Committee operates under a written charter that has been approved by the Board
- Any Board action must be approved by a majority of the independent Directors
- Each of the three Committees has the authority to retain independent advisors
- The Board and each Committee evaluates its performance
- No shareholder rights plan ("poison pill")
- No pledging, hedging or engaging in any derivatives trading of Company shares

Key Considerations for Director Nominations

The Committee shall take into account all of the following criteria when determining the qualifications of any candidate for Director:

- Integrity and judgment
- Independence
- Knowledge and skills
- Experience and accomplishments
- Contribution to Board diversity
- Contribution to Board interaction
- Ability and willingness to make long-term commitment

Sustainability

The Committee oversees Expeditors' commitment to sustainability, which includes issues related to the environment, social responsibility, and good governance. The Company's sustainability strategies are aligned under four distinct pillars, as more fully described in our Sustainability Report at www.expeditors.com/sustainability.

ENVIRONMENT
We go beyond environmental compliance, maintaining a corporate consciousness sensitive to environmental matters. Our goal is to make a difference. This applies not only to our employees and our footprint, but also to our partnerships with our customers and service providers, encouraging and helping them adopt practices leading to increased environmental sustainability. See more at https://web.expeditors.com/environment.

SOCIAL
Our commitment to our employees, service providers, customers, and communities is integrated into our daily practices and procedures, from providing extensive training and support on health, safety, and security, to engaging with at-risk young adults and veterans who deserve a promising career, to giving back to the communities in which we live and work. Building skills and trust with these valuable groups translates into strong and effective operations and a better world for all.   **— Corporate Social Responsibility:** We have an unwavering commitment to make our communities a better place to live and work. This is ingrained in our corporate culture and reflected in the success of our business. As a successful global company, we have both the opportunity and the responsibility to give back to those less fortunate than we are. Creating a strong business and building a better world are essential for long-term success.   **— Security, Health and Safety:** Our Security, Health and Safety Program is not just a set of rules; we put the rules into action by integrating them into our daily practices and procedures so that they become second nature to every employee and to our service providers. Our security, health and safety efforts are aimed at protecting our people, our information, our systems, our customers' assets, and our competitiveness and brand reputation. Our employees are our most valuable asset — they set us apart in the industry by promoting both operational excellence and customer service. It is critical that we offer a safe working environment that attracts the best and brightest in the logistics industry.

GOVERNANCE
Our Code of Business Conduct, accessible at https://investor.expeditors.com/corporate-governance/governance-documents, is a cornerstone of our governance framework and an important reference for how to do business the right way. It covers a range of compliance and ethics topics; including anti-corruption, conflicts of interest, community activities and political contributions, privacy and data protection, labor standards, security, health and safety, and the environment. In 2016, we updated our Code of Business Conduct. While the core Cultural Attributes embedded in the Code — Integrity, Excellence, and Confidence, among others — remain unchanged, we made it easier for our employees to read and use the Code daily.

Nominating & Corporate Governance Committee:

Liane Pelletier, Chair
Mark Emmert
Dan Kourkoumelis

PROPOSAL NO. 2:
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATON

We are asking for your non-binding advisory vote on the following resolution, known as "say-on-pay," as required pursuant to section 14A of the Exchange Act:

Resolved: The shareholders approve, in a non-binding vote, the compensation of the Company's Named Executive Officers.

We encourage you to read the Compensation Committee Report, including Compensation Discussion and Analysis, as well as the Summary Compensation Table and other related compensation tables and narrative to learn about our executive compensation programs and policies. The Board of Directors has elected to submit the non-binding vote on compensation of the Company's NEO to shareholders on an annual basis.

While maintaining the core of our unique compensation program, which we believe has been fundamental to our success since our founding, we implemented numerous substantive improvements to compensation in 2017. We introduced those changes in last year's proxy and received an advisory vote of 94% in favor of our compensation programs. Our substantive changes in 2017 include:

Shifted a greater portion of CEO pay to equity	• Increases CEO alignment with long-term interest of shareholders • Increases the CEO's portion of total pay to 40% in 2017 from 24% in 2016
Adopted a PSU program for the CEO that will vest only if 3-year performance goals are achieved for Net Revenue and EPS	• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs • Aligns CEO with shareholders through share ownership (provided PSU are earned) • Aligns with prevalent market practices
Reduced the senior executives' allocation of the Executive Incentive Compensation Pool by 6% to fully fund the Company's strategic growth initiatives	• Aligns senior executives with focus on strategic growth initiatives and funds those investments
Added a performance requirement to CEO's executive incentive compensation, requiring 5% year-over-year operating income growth to earn unreduced payout	• Establishes performance expectation for continuous profit growth such that if year-over-year operating income growth is less than 5%, the CEO receives a 5% reduction in his payout • Establishes minimum level of operating income performance
Replaced stock options with RSU for all executives	• Increases shareholder alignment of senior executives • Provides retention of key employees in competitive market for talent
Adopted a "hold until met" policy that requires executives to hold 75% of the net after-tax shares received upon vesting of PSU and RSU until their respective stock ownership guidelines are met	• Aligns executives with long-term interests of shareholders • Aligns with emerging market practices and shareholder preferences
Adopted "double trigger" vesting upon a change-in-control for all new equity incentive awards	• Aligns with emerging market practices and shareholder preferences

Compensation: What We Do and Don't Do

What We Do	What We Don't Do
Pay decisions are made by independent Directors; the Committees and the full Board meet regularly in executive session without management present	No guaranteed bonuses
Pay for performance (over 98% of CEO pay is 'at risk' and directly linked to performance)	No pay disconnected from performance (excluding individual and modest base salaries)
Focus on multiple performance metrics	No perquisites
Increase the NEO allocation of the Executive Incentive Compensation pool at time of promotion	No arbitrary increases to the NEO allocation of the Executive Incentive Compensation pool
Reduce the NEO allocation of the Executive Incentive Compensation Pool over time	No supplemental pension benefits
Limit the NEO allocation of the Executive Incentive Compensation Pool to preset allocation percentages	No repricing of underwater options
Strictly tie NEO Executive Incentive Compensation to U.S. GAAP operating income	No hedging or pledging of Company shares
Double trigger vesting of unvested equity upon a change in control (beginning in 2017)	No tax gross-ups paid on severance benefits
Work with an independent compensation consultant	No retirement bonuses
Align with shareholders through PSU and RSU	
Maintain executive and outside Director share ownership guidelines	
Subject incentive compensation to clawback policy	
Engage shareholders on compensation matters	
Annual say-on-pay votes for our shareholders	

Effect of Proposal

This say-on-pay proposal is non-binding on the Board of Directors. The approval or disapproval of this proposal by shareholders will not require the Board of Directors or the Compensation Committee to take any action regarding NEO compensation. The final decision on NEO compensation remains with the Board of Directors and/or its Compensation Committee. Although non-binding, the Board of Directors and the Compensation Committee will review and consider the voting results when making future decisions regarding NEO compensation.

✔	The Board of Directors recommends a vote **FOR** this proposal.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation program in 2017. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors made its compensation decisions for the Company's executives, including the following NEO:

- Jeffrey S. Musser, President and Chief Executive Officer
- Eugene K. Alger, President - Global Services
- Daniel R. Wall, President - Global Products
- Richard H. Rostan, President - Global Geographies & Operations
- Bradley S. Powell, Senior Vice President and Chief Financial Officer

Our Compensation Philosophy

Our Company is committed to a strong pay for performance compensation philosophy that is a foundational characteristic of our company's culture. Expeditors has been and will continue to be driven by company performance and doing what is right for our shareholders, our customers and our employees. While we have implemented changes to our CEO compensation, the core compensation structure, which has been in place since the Company became publicly traded, is responsible for differentiating the Company's performance from that of many of our competitors.

The objective of our core compensation program is to enhance shareholder value over the long term by:
- encouraging each manager to think and act as an entrepreneur;
- establishing compensation levels that are not perceived as arbitrary;
- providing financial rewards that are team-oriented and reflect achieved performance; and
- aligning the interests of the individual employee with the goals of the Company and returns to our shareholders.

Our core compensation programs directly serve the interests of our shareholders through:

- **Supporting a culture that results in low turnover and long-tenured employees who look to make a career at Expeditors.** Low turnover substantially reduces our cost to recruit and train new hires. Long-tenured employees and managers provide a strong and growing bench strength. This is evidenced by the long tenure of our top managers: our CEO has been with the Company for 35 years and our other Named Executive Officers ("NEO") average tenure with the Company is 29 years.
- **Rewarding management for achieved performance.** Our core Executive Incentive Compensation Plan will deliver compensation only if we have positive operating income. The level of incentive compensation paid is directly correlated to performance. Future increases in incentive compensation payouts are dependent upon management's ability to increase our net revenues, operating income, and EPS year over year.
- **Increasing value over the long term.** Our emphasis on operating income and equity participation is due to the strong correlation to enterprise value creation. For example, during the 10-year time period ended December 31, 2017, annual earnings per share has increased from $1.21 to $2.69 and our dividend has increased from $0.28 to $0.84.

Base Salaries

Throughout our history, we have followed a policy of offering our management employees a compensation package that is heavily weighted toward incentive-based compensation. To emphasize at-risk variable pay, we have customarily set annual base salaries of our NEO and other top managers well below competitive market levels. Our NEO base salaries are set at $100,000 and are well below median NEO base salaries in our peer group.

Executive Incentive Compensation Plan

The Executive Incentive Compensation Plan is a primary component of our compensation program. The Plan has been in place since 1985 and its unique design incentivizes our management team to continually increase our operating income, which in turn drives long-term shareholder value. The Executive Incentive Compensation Plan is designed to drive superior financial results and is effective because of its simplicity, transparency, and focus on a key operating metric.

Operating income captures many elements of managing a healthy business, including:
- growing and maintaining profitable business
- gaining new customers
- improving customer satisfaction
- managing carriers and service provider relationships and costs
- increasing employee satisfaction and retention
- controlling expenses
- collecting cash timely

To be successful, management must optimize the multiple elements of a full income statement, culminating with operating income. This metric is comprehensive, simple, objective and easily understood. It drives both short- and long-term growth and efficiency, and creates a prudent and entrepreneurial environment. We remain committed to our focus on operating income and our view that this broad-based metric is a key driver of shareholder value over the long-term.

Our use of U.S. GAAP operating income rewards management for delivering profitable results. We use U.S. GAAP operating income because we believe that management must be held accountable for our results regardless of external market forces that may adversely affect the level of bonus payouts. Our Executive Incentive Compensation Plan creates a culture of shared economic interests among our top managers and ensures a universal and daily focus on the achievement of superior financial results. Equally important, our focus on continual improvement in operating income drives long-term shareholder value creation.

Key Terms of the Plan:

Eligibility for the Incentive Pool

The Compensation Committee determined which executive officers and other top managers would be eligible to participate in the Executive Incentive Compensation Plan. For each quarter, the Committee determined that each NEO and every member of senior management would participate in the Executive Incentive Compensation Plan.

Funding the Incentive Pool

Company performance funds an Incentive Pool with 10% of our U.S. GAAP operating income before bonus. The Compensation Committee believes that setting the Incentive Pool at a fixed percentage of operating income with fluctuations in the amounts paid directly linked to actual changes in operating income, aligns both the short- and long-term interests of employees and shareholders.

The Company has never incurred an annual or quarterly operating loss since going public in September 1984. Nonetheless, we maintain the following stringent policies in the event that we should incur no or negative operating income for a quarter:

- No incentive payments will be made for a quarter in which we have no or negative operating income.

- Any cumulative operating losses must be made up by future operating income before we would start to fund the Incentive Pool for incentive payments. For example, if we incurred a $5 million operating loss in the first quarter of a fiscal year, no incentive payments would be made for that quarter. If operating income in the second and third quarter of such fiscal year equaled, in the aggregate, $5 million, we would still make no incentive payments for those quarters. However, in the fourth quarter, if quarterly operating income was positive, the Incentive Pool would be funded and incentive payments would be made to eligible executives.

- The foregoing policy also would apply if operating income, in years that have previously been audited and reported, were to be subsequently adjusted downward. In that situation, no payments under the Executive Incentive Compensation Plan would be due until future operating income results exceed the amount of the downward adjustment. However, no additional payments would be due if such adjustments increased previously reported fiscal year operating income.

We believe this policy protects shareholder interests while strongly incentivizing our management team to maintain and increase positive operating income every fiscal quarter.

Allocation of the Incentive Pool

The Compensation Committee determined each NEO's allocable portion of the Incentive Pool. This determination is set at the time of promotion to the position and performance is reviewed quarterly. The Compensation Committee considered various factors when establishing each participant's allocable share of the Incentive Pool, including:

- The executive's roles and responsibilities with the Company — generally, those executives in the most senior positions are allocated a greater portion of the Incentive Pool than those serving in less senior positions;

- The contribution of the executive in increasing corporate profits and shareholder value;

- An executive's promotion during the fiscal year; and

- The executive's tenure with the Company.

For our most senior executives, their allocable percentage of the Incentive Pool is likely to decline over time to accommodate additional investments in personnel. The allocable percentages to all senior managers (including all of the NEO) for the 2017 performance year was reduced by 6% to fund the expansion of our new Strategy function and related strategic initiatives. The allocation of the Incentive Pool to NEO did not change from 2016 to 2017, except for the promotion of Rick Rostan to President - Global Geographies and Operations.

The table below shows the percentage of the Incentive Pool allocated to each NEO and the change from 2016 to 2017:

	2015	2016	2017	Change
Chief Executive Officer	5.2%	5.2%	4.9%	(6)%
President - Global Services	4.4%	4.4%	4.2%	(6)%
President - Global Products	4.0%	4.0%	3.7%	(6)%
President - Global Geographies [1]	4.6%	4.6%	3.7%	(20)%
Chief Financial Officer	4.4%	4.4%	4.2%	(6)%

[1] In 2015 and 2016, the President of Global Geographies was Philip M. Coughlin. Effective February 28, 2017, Richard H. Rostan was promoted to the position.

Determining Payouts Under the Incentive Pool

Payouts under the Plan were determined by multiplying the Incentive Pool by each participant's allocable portion of the Incentive Pool. For each quarter of fiscal 2017, we had positive operating income, which resulted in the funding of the Incentive Pool for each quarter. At the conclusion of each quarter, the Compensation Committee reviewed and approved each NEO incentive payment under the Executive Incentive Compensation Plan based on the executive officer's allocable share of the Incentive Pool for that quarter. Since operating income did not grow by 5% in the first two quarters of 2017, as compared to the same two quarters in 2016, the amount paid to our CEO in those quarters was reduced by 5%.



The table above shows the relationship between changes in operating income growth and CEO incentive compensation pool payout by quarter. Total 2017 operating income increased 4.5% year-over-year, while CEO payout declined 4.0%. The decline in CEO payout is a result of (i) the 6% decrease in the allocation of the Executive Incentive Compensation Pool to help fund the expansion of the Company's strategic growth initiatives; (ii) changes in operating income each quarter; and (iii) the penalty for not achieving 5% operating income growth in Q1 and Q2 2017.

In addition to our below-market base salary of $100,000, the total incentive cash compensation available to all executive officers participating in the Incentive Pool, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages set by the Compensation Committee at the time of promotion. As a result, incentive compensation to the CEO and to each NEO rises and falls in conjunction our level of operating income. Executive incentive compensation is directly and inextricably tied to performance.

5% Growth Performance Requirement

In 2017, a minimum 5% growth requirement was added for the CEO to earn an unreduced payout. Operating income did not achieve the required 5% operating income growth in the first two quarters of 2017. As a result, the CEO's payout was reduced by a total of $85,088 in 2017.

Long-Term Incentive Grants: 2017 Changes

As part of the 2017 Omnibus Incentive Plan ("2017 Plan") approved by shareholders, the Company ceased granting stock options and started awarding RSU (restricted stock units) to key executives. The Board believes that the switch from stock options to RSU was fundamental to continuing to attract and retain talent in the years ahead and directly aligns our executives' interests with shareholders' interests.

Determination of NEO 2017 RSU Grants

The Compensation Committee considered various factors in determining the size of each NEO RSU grant for 2017, including:

- Executive officer performance during the past 12 months, including promotions or other noteworthy accomplishments;
- Targeted NEO equity-to-overall compensation ratio;
- Tenure with the Company;
- Current position and associated responsibilities; and
- Amount of grants relative to peers within the Company.

2017 PSU Grant to CEO

To further align CEO long-term incentive compensation with shareholders' interests and focus on long-term performance, the Compensation Committee granted a PSU award to Mr. Musser under the 2017 Plan. The PSU will vest only if the performance goals are achieved for growth in 2019 Net Revenue and Earnings Per Share. The incentive goals were established with the intent that performance in line with our operating plans should result in a payout that is approximately at target. In order to achieve the maximum goals, our performance would have to exceed our operating plans to a significant degree. Threshold performance goals are set at a level that is attainable and below which the Company could not justify a payout. The Compensation Committee has evaluated the difficulty of our target performance goals and believes these goals are challenging.

RSU & PSU Vesting and Retirement Eligibility

The RSU and PSU Awards under the 2017 Plan include a dividend equivalent that vests commensurately with the underlying award. In addition, executive management who have either i) attained the age of 55 and completed at least 10 years of continuous service, or ii) completed at least 30 years of continuous service are deemed "retirement eligible." Upon the termination of a retirement eligible NEO other than for cause, RSU vest immediately and PSU become eligible to vest at the end of the applicable performance period. In 2017, we granted RSU from the 2017 Plan to our NEO, all of whom are retirement eligible in 2018. RSU from the 2017 Plan vest 1/3 on each successive one-year anniversary of the grant date.

Perquisites & Other Personal Benefits

The Company provides no perquisites or personal benefits to our NEO that are not available to all employees. The Company provides standard benefits packages to all employees that vary by country, based on individual country regulations. Further, the Company does not provide tax "gross-ups" on change in control severance benefits or any other type of benefit.

Risk & Compensation Clawback Recovery

Because the Executive Incentive Compensation Plan is based on cumulative operating income, any operating losses that are incurred must be recovered from future operating income before any amounts would be due to participants. Since a significant portion of executive compensation comes from the Executive Incentive Compensation Plan, the Company believes that this cumulative feature is a disincentive to excessive risk taking by its senior managers. No one individual has the authority to commit the Company to excessive risk taking. Due to the nature of the Company's services, the business has a short operating cycle. The outcome of any higher risk transactions, such as overriding established credit limits, would be known in a relatively short time frame. Management believes that when the potential impact on the bonus is considered in light of this short operating cycle, the potential for gains that could be generated by higher risk business practices is sufficiently mitigated. Management believes that both the stability and the long-term growth in net revenues, operating income and net earnings are a result of the incentives and recovery mechanism inherent in the Company's compensation programs.

In addition, under the Sarbanes-Oxley Act the Company's "clawback policy" related to financial restatements includes not just the CEO and Chief Financial Officer ("CFO"), but all members of senior management.

Role of the Compensation Committee, Management & Consultants

Compensation decisions, other than compensation and equity grant determinations for the CEO, are made in consultation with the CEO. Compensation decisions for the CEO are made by our Compensation Committee. The Compensation Committee recommends all compensation decisions for the CEO to the Board of Directors for final approval. With respect to the Executive Incentive Compensation Plan, the CEO recommends allocation percentages for all participating executive officers, which must be reviewed and approved by the Compensation Committee.

The Board believes in overall total compensation targets that are consistent with the underlying compensation philosophy of the Company. The Company recognizes that because it operates in the highly competitive global logistics services industry, the quality of its service depends upon the quality of the executives and other employees it is able to attract and retain. In order to succeed, the Company believes that it must be able to attract and retain qualified executives and employees. The Compensation Committee considers the competitiveness of the entire compensation package of an executive officer relative to that paid by similar companies when evaluating the adequacy of base salaries, the percentage allocations of the Executive Incentive Compensation Plan and equity grants. The Company's objective is to offer a total compensation package which gives the executive officer the opportunity to be rewarded at a level believed to be superior to that offered by the Company's competitors in the global logistics services industry. The Company believes that the opportunity for achieving superior levels of compensation is predicated on achieving sustained, long-term profitable results that are superior to those of its competitors.

The Compensation Committee used benchmark data on a limited basis to review base salaries and other compensation information and practices disclosed by certain U.S. publicly traded companies in the logistics and transportation industry. The benchmark data has confirmed that the Company's compensation packages offered to executives are competitive and give executives appropriate incentives to retain and gain profitable customers and business. Benchmark data was derived from proxy statements filed by Alaska Air Group, Inc., Avis Budget Group, Inc., CH Robinson Worldwide, Inc., CSX Corp., Hertz Global Holdings, Inc., Hub Group, Inc., JB Hunt Transport Services, Inc., JetBlue Airways Corp., Knight-Swift Transportation Holdings, Inc., Landstar System, Inc., Norfolk Southern Corp., Ryder System, Inc., Schneider National, Inc., and XPO Logistics. While these companies vary in size in terms of revenue, the Compensation Committee believes the benchmark data derived from this group of companies is useful for the limited comparisons described above.

Since 2016, the Compensation Committee has engaged Meridian Compensation Partners, LLC ("Meridian") to provide advice on executive and Director compensation matters. The Compensation Committee has assessed the independence of Meridian pursuant to SEC and NASDAQ rules and determined that no conflict of interest exists that would prevent Meridian from providing independent and objective advice to the Compensation Committee. Since 2016, Meridian has provided consulting services only as directed by the Compensation Committee. Meridian reports directly to the Compensation Committee and does not provide any other services to the Company.

Employment Agreements

The Company has entered into employment agreements with each NEO. Each of the employment agreements is automatically renewable upon expiration for additional one-year periods unless either party elects otherwise.

Executive Stock Ownership Policy

The Company maintains executive stock ownership guidelines and is governed by the Compensation Committee. These stock ownership guidelines are applicable to our NEO and certain other senior management holding a title of Senior Vice President or above. These guidelines are designed to increase executives' equity stakes in the Company and to further align executives' interests with those of shareholders. The guidelines require covered executives to own shares of the Company's Common Stock sufficient to satisfy the amount specified below as a multiple of the executive's annual base salary:

Chief Executive Officer	15 x Base Salary	$1,500,000
President or Executive Vice President	10 x Base Salary	$1,000,000
Senior Vice President	5 x Base Salary	$500,000

Executives in the positions above need to achieve the corresponding ownership target within five years of promotion to the position or within five years of the policy adoption date. This policy excludes stock option grants in the ownership calculation and includes RSU and PSU grants. As of December 31, 2017, all of our NEO are in compliance with their respective ownership guidelines. When NEO exercise stock options, they must continue to comply with the ownership requirements above.

A policy change effective in 2017 requires that all executives hold 75% of the net after-tax shares received upon vesting of any PSU and RSU until their respective stock ownership guidelines are achieved.

Insider Trading Policy Prohibits Hedging or Pledging

The Company's Insider Trading Policy prohibits its Board of Directors and employees from hedging or pledging their ownership of Company stock, including trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock.

Other Retirement or Disability Payments

The Company has no formal obligations to make any payments to any executive officer upon his or her death, disability or retirement except to executive officers domiciled in countries where statutory regulation require that these benefits be provided to all employees. The Company adopted a policy in 2014 that prohibits the payment of any retirement bonuses to executive officers and members of senior management.

While there is no legal or contractual obligation to do so, the Company has, on occasion, accelerated the vesting of any unvested RSU or stock options of employees who pass away.

Policy on Deductibility of Compensation

The Tax Cuts and Jobs Act ("Tax Reform") was signed into law on December 22, 2017. Prior to Tax Reform, Section 162(m) of the Code generally disallowed a tax deduction for compensation over $1 million paid to our NEO who are "covered employees" under this rule. Performance-based compensation was exempt from this deduction limitation if specified requirements set forth in the Code and applicable Treasury Regulations were met. Our Executive Incentive Compensation Plan, stock option grants, and performance-based RSU were designed to be deductible under Section 162(m). Commencing with 2018, Tax Reform will eliminate the performance-based compensation exception to the deductibility limitation under Section 162(m), other than with respect to certain "grandfathered" performance-based awards granted prior to November 2, 2017. The Compensation Committee will continue to review Tax Reform and interpretations and the impact on the Company's executive compensation program; however, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) will do so. The Compensation Committee has structured our compensation plans to provide our NEO with incentive compensation intended to preserve the tax deductibility of compensation, to the extent appropriate and consistent with corporate objectives. However, the Compensation Committee retains discretion and flexibility to award nondeductible compensation to our NEO as it deems appropriate and in furtherance of its compensation philosophy and objectives.

Compensation Committee Report

The Compensation Committee believes in simple, easy to understand executive incentive compensation plans that are directly aligned with Company performance and focus management on enhancing the long-term value of the Company. The Compensation Committee Charter is available on our website https:// investor.expeditors.com.

Compensation Committee

All members are independent under Exchange Act and NASDAQ rules. The Compensation Committee met four times in 2017.

Compensation Committee Interlocks & Insider Participation

No member of the Committee is or has been an officer or employee of the Company and none had any interlocking relationship with any other entities or of the type that would be required to be disclosed in this Proxy Statement.

Key Responsibilities:

- Recommend compensation of executive officers
- Approve the annual and long-term performance goals for the Company's incentive plans
- Annually review and approve corporate goals and objectives relevant to CEO compensation, annually evaluate CEO performance in light of those goals and objectives, and recommend CEO compensation based on that evaluation
- Ensure that incentive compensation programs are consistent with the Company's annual and long-term performance objectives and do not encourage unnecessary or excessive risk taking
- Determine base salary, participation level in the Executive Incentive Compensation Plan and equity grants to the CEO
- Review and recommend compensation of non-management Directors
- Oversee enterprise risks assigned to Committee by the Board

The Compensation Committee believes that the compensation for the CEO and other NEO are consistent with its philosophy and the objectives described above. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board of Directors:

Mark Emmert, Chair
Diane Gulyas
Tay Yoshitani

Summary Compensation Table for the Fiscal Year Ended December 31, 2017

The table below summarizes the total compensation earned by each NEO for each of the fiscal years shown. The Company has entered into employment and indemnification agreements with all of the NEO.

The NEO were not entitled to receive payments which would be characterized as "Bonus" payments for the fiscal years shown. Amounts listed under "Non-Equity Incentive Plan Compensation" were determined based on percentages of the Incentive Pool that were allocated to each NEO by the Compensation Committee under the Executive Incentive and Compensation Plan based on the factors described in the Compensation Discussion and Analysis contained herein.

Base salaries for the NEO accounted for approximately 2% of their total compensation and "at-risk" compensation — "Stock Awards" and "Non-Equity Incentive Plan Compensation" accounted for approximately 98% of their total compensation. Benefits accounted for less than 1% of the total compensation of NEO.

The following table sets out the type and amount of compensation paid to each NEO for the years ended December 31:

Name & Position Year	Year	Salary	Stock Awards [2]	Option Awards [3]	Non-Equity Incentive Plan Compensation	All Other Compensation [4]	Total
Jeffrey S. Musser *President & Chief Executive Officer*	2017	$100,000	$2,499,998	–	$3,705,770	$3,000	$6,308,768
	2016	$100,000		$1,225,200	$3,859,382	$1,500	$5,186,082
	2015	$100,000		$1,540,115	$3,917,671	$1,500	$5,559,286
Eugene K. Alger *President - Global Services*	2017	$100,000	$505,328	–	$3,249,788	$3,000	$3,858,116
	2016	$100,000		$520,710	$3,308,555	$1,500	$3,930,765
	2015	$100,000		$800,860	$3,358,524	$1,500	$4,260,884
Daniel R. Wall *President - Global Products*	2017	$100,000	$505,328	–	$2,890,201	$3,000	$3,498,529
	2016	$100,000		$520,710	$2,942,532	$1,500	$3,564,742
	2015	$100,000		$1,002,723	$2,634,779	$1,500	$3,739,002
Richard H. Rostan [1] *President - Global Geographies & Operations*	2017	$100,000	$446,965	–	$2,731,673	$3,000	$3,281,638
Bradley S. Powell *Senior Vice President & Chief Financial Officer*	2017	$100,000	$505,328	–	$3,247,914	$3,000	$3,856,242
	2016	$100,000		$520,710	$3,306,760	$1,500	$3,928,970
	2015	$100,000		$800,860	$3,356,703	$1,500	$4,259,063

(1) Mr. Rostan was not an NEO of the Company in 2016 and 2015.

(2) Represents the aggregate grant date fair value of RSU, as well as PSU granted to the CEO. Unless the NEO is eligible for retirement, RSU will vest annually over three years after the grant date, at which time they will be settled in Expeditors' common stock. The PSU value at the grant date is based upon the probable outcome of achieving the performance metrics at the end of the three-year performance period.

(3) This column represents the aggregate grant date fair value of options granted in each of the years presented. All assumptions used to determine the grant date fair value of the option awards are included in Note 3 to the Company's consolidated financial statements on Form 10-K as filed on February 23, 2018.

(4) These amounts include the Company's matching contributions of $.50 for each $1.00 of employee savings, up to a maximum annual Company contribution of $3,000 in 2017 and $1,500 in 2016 and 2015 under an employee savings plan under Section 401(k) of the Code.

Grants of Plan-Based Awards Table

The following table sets forth certain information regarding awards granted during 2017 to the NEO:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards [3]	Closing Price on Grant Date	Grant Date Fair Value of Stock Awards [4]
		Threshold	Target	Maximum	Threshold	Target	Maximum			
Jeffrey S. Musser	5/2/2017	–	$3,705,770	–	11,566	23,131	46,262	–	$54.04	$1,249,999
	5/2/2017	–	--	–	–	–	–	23,131	$54.04	$1,249,999
Eugene K. Alger	5/2/2017	–	$3,249,788	–	–	–	–	9,351	$54.04	$505,328
Daniel R. Wall	5/2/2017	–	$2,890,201	–	–	–	–	9,351	$54.04	$505,328
Richard H. Rostan	5/2/2017		$2,731,673					8,271	$54.04	$446,965
Bradley S. Powell	5/2/2017	–	$3,247,914	–	–	–	–	9,351	$54.04	$505,328

(1) The total amount available to executive officers participating in the Executive Incentive Compensation Plan, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages approved by the Compensation Committee. The Company does not use thresholds or targets or maximums in determining levels of compensation.

(2) The grant was made pursuant to the Company's 2017 Omnibus Incentive Plan. The final number of PSU will be determined using an adjustment factor of between half and two times the target PSU amount, depending on the degree of achievement of the designated performance targets. If the minimum performance thresholds are not achieved, no shares will be issued. Each PSU will convert to one share of the Company's Common Stock upon vesting.

(3) The RSU granted pursuant to the Company's 2017 Omnibus Incentive Plan vest annually over three years based on continued employment and are settled upon vesting in shares of the Company's Common Stock on a one-for-one basis.

(4) All assumptions used to determine the grant date fair value of the stock awards are included in Note 3 to the Company's consolidated financial statements included on Form 10-K as filed on February 23, 2018. Unless the NEO is eligible for retirement, RSU vest annually over 3 years from the date they are granted. PSU were granted to the CEO in 2017 and will vest on December 31, 2019 only if 3-year performance goals are achieved for Net Revenue and EPS.

Option Exercises & Year-End Equity Value Tables

The following table sets forth certain information regarding options exercised by the NEO during the year ended December 31, 2017:

	Option Exercises	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise [1]
Jeffrey S. Musser	5,000	$67,492
Eugene K. Alger	17,000	$269,417
Daniel R. Wall	5,000	$68,616
Richard H. Rostan	5,000	$66,673
Bradley S. Powell	–	–

(1) Represents the difference between the market price of the Company's Common Stock at exercise and the exercise price of the options, multiplied by the number of options exercised.

The following table set forth equity awards held by the NEO at December 31, 2017:

	Option Awards				Stock Unit Awards			
Year of Grant	Exercisable	Unexercisable [1]	Exercise or Base Price	Option Expiration Date	Number of Unvested Stock Unit Awards [2]	Market Value of Unvested Stock Unit Awards [3]	Number of Unearned and Unvested Stock Unit Awards [2][4]	Market Value of Unearned and Unvested Stock Unit Awards [3]
Jeffrey S. Musser								
2017	–	–			23,453	$1,517,146	23,453	$1,517,146
2016	40,000	80,000	$47.39	5/3/2026	–		–	
2015	–	100,000	$47.27	5/21/2025	–		–	
2014	48,000	48,000	$45.56	12/5/2024	–		–	
2013	7,500	2,500	$35.32	5/1/2023	–		–	
2012	5,000	–	$40.74	5/2/2022	–		–	
2010	10,000	–	$40.64	5/5/2020	–		–	
2009	5,000	–	$37.13	5/6/2019	–		–	
2008	3,000	–	$46.94	5/7/2018	–		–	
Eugene K. Alger								
2017	–	–			9,481	$613,326	–	
2016	17,000	34,000	$47.39	5/3/2026	–		–	
2015	–	52,000	$47.27	5/21/2025	–		–	
2014	24,000	24,000	$45.56	12/5/2024	–		–	
2013	5,625	1,875	$35.32	5/1/2023	–		–	
2011	6,500	–	$52.80	5/4/2021	–		–	
Daniel R. Wall								
2017	–	–			9,481	$613,326	–	
2016	17,000	34,000	$47.39	5/3/2026	–		–	
2015	–	36,000	$47.08	8/3/2025	–		–	
2015	–	29,000	$47.27	5/21/2025	–		–	
2014	13,500	13,500	$45.56	12/5/2024	–		–	
2013	3,750	1,250	$35.32	5/1/2023	–		–	
2012	5,000	–	$40.74	5/2/2022	–		–	
2011	5,500	–	$52.80	5/4/2021	–		–	
2010	10,000	–	$40.64	5/5/2020	–		–	
2009	5,000	–	$37.13	5/6/2019	–		–	
2008	5,000	–	$46.94	5/7/2018	–		–	
Richard H. Rostan								
2017	–	–			8,386	$542,490	–	
2016	10,000	20,000	$47.39	5/3/2026	–		–	
2015	–	29,000	$47.27	5/21/2025	–		–	
2014	13,500	13,500	$45.56	12/5/2024	–		–	
2013	6,750	2,250	$35.32	5/1/2023	–		–	
2012	8,000	–	$40.74	5/2/2022	–		–	
2011	6,000	–	$52.80	5/4/2021	–		–	
2010	6,000	–	$40.64	5/4/2021	–		–	
2009	6,000	–	$37.13	5/6/2019	–		–	
2008	4,500	–	$46.94	5/7/2018	–		–	
Bradley S. Powell								
2017	–	–			9,481	$613,326	–	
2016	17,000	34,000	$47.39	5/3/2026	–		–	
2015	–	52,000	$47.27	5/21/2025	–		–	
2014	24,000	24,000	$45.56	12/5/2024	–		–	
2013	3,750	1,250	$35.32	5/1/2023	–		–	
2012	10,000	–	$40.74	5/2/2022	–		–	
2011	8,000	–	$52.80	5/4/2021	–		–	
2010	20,000	–	$40.64	5/5/2020	–		–	
2009	10,000	–	$37.13	5/6/2019	–		–	
2008	5,000	–	$35.80	10/1/2018	–		–	

(1) Unexercisable options granted in 2016 will vest 50% 2 years from the date of grant, and 100% 3 years from the date of grant. Unexercisable options granted in 2015 will vest 50% three years from the date of the grant and an additional 25% will vest 4 and 5 years from the date of the grant. Unexercisable options granted in 2014 will vest 50% 4 and 5 years from the date of grant. Unexercisable options granted in 2013 will vest in 2018 on the anniversary day of the date of grant. The options are subject to earlier vesting under certain conditions set forth in the Option Plan. (See Potential Payments upon Termination and Change in Control).

(2) Restricted Stock Units (RSU) vest annually over 3 years from the date they are granted. Performance Stock Units (PSU) were granted to the CEO in 2017 and will vest on December 31, 2019 only if 3-year performance goals are achieved for Net Revenue and EPS. Includes dividend equivalents on unvested RSU and PSU that are accrued and paid out only if and when the awards vest.

(3) Market value determined by the closing market stock price of $64.69 on December 29, 2017.

(4) Assumes PSU payout at target levels.

Potential Payments upon Termination & Change in Control

The Company has employment agreements with each NEO and maintains certain plans under which it provides compensation to the NEO in the event of a termination of employment or a change in control.

The following table and accompanying footnotes illustrate the payments that would be due to each of the NEO under all applicable termination scenarios, assuming the triggering event took place on December 31, 2017:

	Involuntary Termination with Cause[1]	Involuntary Termination with Cause with Non-Compete Agreement[1]	Voluntary Termination without Good Reason [2,3]	Voluntary Termination with Good Reason [2,3]	Voluntary Termination with Non-Compete Agreement [1,2]	Involuntary Termination without Cause [2,3,4]	Death or Disability[5]
Jeffrey S. Musser							
Employment Agreement	—	$50,000	—	—	$50,000	$1,902,885	—
Stock Options	—	—	—	—	—	—	—
Restricted Stock Units	—	—	1,517,146	1,517,146	1,517,146	1,517,146	1,517,146
Performance Stock Units	—	—	380,065	380,065	380,065	380,065	380,065
Total	**—**	**$50,000**	**$1,897,211**	**$1,897,211**	**$1,947,211**	**$3,800,096**	**$1,897,211**
Eugene K. Alger							
Employment Agreement	—	$50,000	—	—	$50,000	$1,674,894	—
Stock Options	—	—	—	—	—	—	—
Restricted Stock Units	—	—	613,326	613,326	613,326	613,326	613,326
Total	**—**	**$50,000**	**$613,326**	**$613,326**	**$663,326**	**$2,288,220**	**$613,326**
Daniel R. Wall							
Employment Agreement	—	$50,000	—	—	$50,000	$1,495,101	—
Stock Options	—	—	—	—	—	—	—
Restricted Stock Units	—	—	613,326	613,326	613,326	613,326	613,326
Total	**—**	**$50,000**	**$613,326**	**$613,326**	**$663,326**	**$2,108,427**	**$613,326**
Richard H. Rostan							
Employment Agreement	—	$50,000	—	—	$50,000	$1,415,837	—
Stock Options	—	—	—	—	—	—	—
Restricted Stock Units	—	—	542,490	542,490	542,490	542,490	542,490
Total	**—**	**$50,000**	**$542,490**	**$542,490**	**$592,490**	**$1,958,327**	**$542,490**
Bradley S. Powell							
Employment Agreement	—	$50,000	—	—	$50,000	$1,673,957	—
Stock Options	—	—	—	—	—	—	—
Restricted Stock Units	—	—	—	204,442	—	204,442	613,326
Total	**—**	**$50,000**	**$0**	**$204,442**	**$50,000**	**$1,878,399**	**$613,326**

(1) Following an executive officer's resignation, or when terminating an executive officer for cause, the Company may, in its sole discretion, invoke a six-month non-compete provision contained in the employment agreements for a lump sum payment representing 50% of the executive officer's base salary. The term "cause" as defined by the employment agreement is any act of an executive officer, which in the reasonable judgment of the Board of Directors, constitutes dishonesty, larceny, fraud, deceit, gross negligence, a crime involving moral turpitude, willful misrepresentation to shareholders, Directors or officers or material breach of the employment agreement.

(2) Upon a termination other than for cause, for NEO who are "retirement eligible," all RSU vest and a pro-rated portion of PSU become eligible to vest at the end of the applicable performance period based on actual performance. NEO are retirement eligible if they either have i) attained the age of 55 and completed at least 10 years of continuous service, or ii) completed at least 30 years of continuous service. At December 31, 2017, Messrs. Musser, Alger, Wall and Rostan were retirement eligible.

(3) The term "Good Reason" means one or more of the following: a material diminution in an executive's base pay, authority, duties or responsibility; a material change in an executive's reporting relationship; a material change in the geographic location in which an executive must perform; or any unremedied material breach by the Company of an agreement with an executive. Upon a voluntary termination for Good Reason, or an involuntary termination without cause, any unvested RSU granted within the prior six months are forfeited; those unvested RSU that would have vested within 12 months immediately vest; and all other unvested RSUs are forfeited.

(4) When terminating an executive without cause, the Company must pay the executive officer cash compensation in a lump sum amount equal to 50% of his or her base salary plus 50% of the amount of the preceding twelve months of non-equity incentive compensation, which automatically extends the non-compete provision for an additional six months.

(5) Upon the death or disability of an NEO, the NEO or NEO's estate shall be entitled payment or settlement, within 90 days of the NEO's death or disability, of all unvested RSU and a pro-rated portion of PSU assuming that target performance would be achieved at the end of the performance period.

The following table and accompanying footnotes illustrate the payments that would be due to each of the NEO under all applicable "change in control" scenarios, assuming the triggering event took place on December 31, 2017:

	Change in Control with RSU/PSU Replacement Awards [6,7]	Change in Control without RSU/PSU Replacement Awards [6,7,8]	Qualifying Termination after a Change in Control with RSU/PSU Replacement Awards [6,7,9,10]
Jeffrey S. Musser			
Employment Agreement	—	—	—
Stock Options	$5,634,840	$5,634,840	$5,634,840
Restricted Stock Units	—	1,517,146	1,517,146
Performance Share Units	—	1,517,146	1,517,146
Total	**$5,634,840**	**$8,669,132**	**$8,669,132**
Eugene K. Alger			
Employment Agreement	—	—	—
Stock Options	$2,621,555	$2,621,555	$2,621,555
Restricted Stock Units	—	613,326	613,326
Total	**$2,621,555**	**$3,234,881**	**$3,234,881**
Daniel R. Wall			
Employment Agreement	—	—	—
Stock Options	$2,635,633	$2,635,633	$2,635,633
Restricted Stock Units	—	613,326	613,326
Total	**$2,635,633**	**$3,248,959**	**$3,248,959**
Richard H. Rostan			
Employment Agreement	—	—	—
Stock Options	$1,718,008	$1,718,008	$1,718,008
Restricted Stock Units	—	542,490	542,490
Total	**$1,718,008**	**$2,260,498**	**$2,260,498**
Bradley S. Powell			
Employment Agreement	—	—	—
Stock Options	$2,603,198	$2,603,198	$2,603,198
Restricted Stock Units	—	613,326	613,326
Total	**$2,603,198**	**$3,216,524**	**$3,216,524**

(6) For stock option and employment agreement purposes, "Change in Control" means either of the following: (a) when any person (with certain exceptions) becomes the beneficial owner, directly or indirectly, of 50% of the Company's then outstanding securities, or (b) when a transaction requiring shareholder approval occurs involving the sale of all, or

substantially all, of the assets of the Company or a merger of the Company with or into another company. For RSU and PSU purposes, "Change in Control" also includes the following: (c) "Continuing Directors" (as defined in the 2017 Omnibus Incentive Plan) cease to constitute a majority of the Board other than due to death, retirement or disability, or (d) shareholder approval of a complete liquidation or dissolution of the Company.

(7) An unmodified RSU or PSU surviving a Change in Control would qualify as a "Replacement Award."

(8) Assumes that actual performance through the date of the Change in Control is not greater than the pro-rated portion of the PSU at "target" level. PSU payment is to occur within 30 days of the Change in Control event.

(9) The term "Qualifying Termination" is an involuntary termination without cause or a voluntary termination with Good Reason that occurs within two years of a Change in Control involving Replacement Awards. Payment to occur within 60 days of the Qualifying Termination.

(10) Assumes that actual performance through the date of the Change in Control is not greater than the pro-rated portion of the PSU at "target" level. PSU payment is to occur within 60 days of the Qualifying Termination.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2017 regarding compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options & Rights [1]	(b) Weighted-Average Exercise Price of Outstanding Options & Rights [2]	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) [3]
Equity Compensation Plans Approved by Security Holders	13,564,211	$44.36	3,399,854
Equity Compensation Plans Not Approved by Security Holders	–	–	–
Total	**13,564,211**	**$44.36**	**3,399,854**

(1) Represents shares issuable upon exercise of outstanding stock options, vesting of outstanding restricted stock units under the Omnibus Incentive Plan and performance stock units that will vest if target levels are achieved.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units, which have no exercise price.

(3) Includes 1,409,217 available for issuance under the employee stock purchase plans, 1,884,387 available for future grants of equity awards under the Omnibus Incentive Plan and 106,250 available for issuance of restricted stock under the Director's Restricted Stock Plan.

PROPOSAL NO. 3:
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee is recommending the approval of the appointment of KPMG LLP as registered independent public accountants for the Company to audit the consolidated financial statements for 2018. If shareholders do not approve, the Audit Committee will reconsider the appointment.

Relationship with Independent Registered Public Accounting Firm

KPMG provided the following audit and other services during 2017 and 2016:

	2017	2016	
Audit Fees	$2,913,000	$2,735,000	Includes fees associated with the annual integrated audit of the Company's consolidated financial statements and internal control over financial reporting, statutory audits of foreign subsidiaries, and a registration statement.
Audit-Related Fees	16,000	–	Includes fees for attestation reports for international subsidiaries.
Tax Fees	87,000	91,000	Includes fees for tax advice and compliance. No fees were paid to KPMG in either year for tax planning.
All Other Fees	–	–	
Total Fees	**$3,016,000**	**$2,826,000**	

The Audit Committee has established a policy that prohibits the Company from retaining its principal independent registered public accounting firm for any engagements other than those that could be described above as audit, audit-related or other services pre-approved by the Audit Committee. In all cases, the Audit Committee approves the services to be provided in advance to determine whether they would be compatible with maintaining KPMG's independence.

The Audit Committee also reviews and approves an annual budget for specific categories of non-audit services (that are detailed as to the particular services), which KPMG is to be permitted to provide (those categories do not include any of the prohibited services in the auditor independence provisions of the Sarbanes-Oxley Act of 2002). This review includes an evaluation of the possible impact of the provision of such services by KPMG on the firm's independence in performing its audit and audit-related services.

The Audit Committee and the Company's Board of Directors believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. The Company has been advised by KPMG that it will have a representative present at the Annual Meeting who will be available to respond to appropriate questions. The representative will also have the opportunity to make a statement if he or she desires to do so.

✓	The Board of Directors recommends a vote **FOR** this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is dedicated to overseeing all accounting and financial reporting processes, including underlying internal controls, audits, and the transparency of disclosures in the Company's financial reports. The Audit Committee Charter is available on our website at https://investor.expeditors.com.

Audit Committee

All members are independent under Exchange Act and NASDAQ rules. The Board has determined that Mr. McCune qualifies as an "audit committee financial expert" as defined under applicable SEC rules.

Key Responsibilities:
- Maintain oversight of financial accounting and reporting and underlying internal controls
- Assist the Board in discharging its fiduciary responsibilities and the adequacy of disclosures to shareholders and to the public
- Maintain oversight responsibility for the Company's independent registered public accounting firm
- Assure the independence of the Company's independent registered public accounting firm
- Meet with the Company's internal audit staff and members of the independent registered public accounting firm to review auditing scopes and findings
- Facilitate open communication among Directors, the Company's independent registered public accounting firm, internal auditors and management
- Oversee enterprise risks assigned to the Committee by the Board

2017 Committee Highlights

The Audit Committee met four times in 2017. The following are some highlights and on-going projects from the Committee's work in 2017:
- Continued oversight of the development and planned implementation of the Company's new accounting system.
- Monitoring management's implementation of issued but not yet effective accounting standards:
  - Revenue recognition — effective for the Company beginning on January 1, 2018, and
  - Lease accounting — effective for the Company beginning on January 1, 2019.
- Oversight of the Company's implementation of the Tax Cuts and Jobs Act (the Act) enacted by the U.S. on December 22, 2017.

Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements, and internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2017. The Audit Committee has discussed with KPMG LLP ("KPMG"), the Company's independent registered public accounting firm for 2017, the matters required to be discussed under the rules adopted by the PCAOB. In addition, the Audit Committee has received from KPMG the written disclosures and the letter required by the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the auditor's independence from the Company and its management.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Audit Committee:

Richard McCune, Chair
James DuBois
Dan Kourkoumelis
Alain Monié

SHAREHOLDER PROPOSALS

PROPOSAL NO. 4: LINK EXECUTIVE COMPENSATION TO SUSTAINABILITY PERFORMANCE

Clean Yield Asset Management, on behalf of the Singing Field Foundation, and Zevin Asset Management, on behalf of the James T. Campen Trust, have given coordinated formal notice that they will jointly introduce the following resolution and supporting statement at the 2018 Annual Meeting of Shareholders. The address and stockholdings of the co-proponents will be furnished upon oral or written request made to the Corporate Secretary of the Company.

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company's compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which executives are judged.

Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples relevant to our company could include: greenhouse gas emissions measurements, energy and water intensity (consumption per dollar of revenue), renewable energy consumption and worker safety incidents.

WHEREAS:

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, Pepsi, Walmart, Group Danone and Mead Johnson.

The 2016 Glass Lewis report *In-Depth: Linking Compensation to Sustainability,* finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially… Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

A 2015 Harvard Business School study of the top five highest paid executives in the S&P 500 found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility (CSR) and actual firm-level activities.

A 2012 guidance issued by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value."

A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

In 2013, CH2MHill found that firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth, and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (*CEO Study on Sustainability 2013*, UN Global Compact and Accenture):

- 76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.
- 93 percent regard sustainability as key to success.
- 86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts in long terms stock market and accounting performance.

Company Statement in Opposition

Last year, our shareholders rejected a nearly identical proposal. Our Board believes that our Compensation Committee, which is comprised of independent directors, is best positioned to design and implement executive compensation arrangements that will promote the Company's goals and create long-term shareholder value. To that end, the Compensation Committee needs flexibility in determining the appropriate metrics for executive compensation.

We continue to focus on our sustainability efforts, and are proud of our continuing initiatives. Last year we published our first Sustainability Report, which we have updated and made available on our website at www.expeditors.com/sustainability. While the Company is fully committed to operating in a sustainable and ethical manner, our Board believes that this proposal unduly interferes with the operations of our Compensation Committee. As approved by our shareholders last year on the same matter, the Board continues to believe that our shareholders' interests are best served by maintaining the Committee's flexibility to determine which metrics are best to drive sustainable, long-term growth.

For these reasons, the Board believes that this proposal is not in the best interests of the Company or our shareholders.

Accordingly, the Board of Directors unanimously recommends that the Shareholders vote AGAINST Proposal No. 4 - Link Executive Compensation to Sustainability Performance.

X	The Board of Directors recommends a vote **AGAINST** this proposal.

PROPOSAL NO. 5: ENHANCED SHAREHOLDER PROXY ACCESS

John Chevedden has given formal notice that he intends to introduce the following resolution and supporting statement at the 2018 Annual Meeting of Shareholders. The address and stockholdings of the proponent will be furnished upon oral or written request made to the Corporate Secretary of the Company.

RESOLVED: Stockholders ask the board of directors to amend its proxy access bylaw provisions and any associated documents, to include the following changes for the purpose of decreasing the average amount of Company common stock the average member of a nominating group would be required to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% of common stock required to nominate directors under our Company's proxy access provisions.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the current 3% criteria for a continuous 3-years at most companies according to the Council of Institutional Investors. This proposal addresses the ironic situation that our company now has with proxy access potentially for only the largest shareholders who are the least likely shareholders to make use of it.

A more potent version of proxy access could give shareholders greater standing to have input in improving the makeup of our Board of Directors after the 2018 annual meeting.

For instance, Dan Kourkoumelis and Michael Malone had the longest tenure on our board at 24- years and 18- years respectively. Meanwhile Mr. Kourkoumelis and Mr. Malone controlled 50% of our audit committee. Long-tenure can impair the independence of a director no matter how well qualified. And independence may be the most important qualification for a member of the audit committee. Mr. Kourkoumelis also controlled 33% of our Nomination Committee.

Glenn Alger joined the board in 2017 and was not an independent director due to his lengthy previous employment with the company. This is contrary to best practices in board refreshment. Mr. Alger might better serve the company as a consultant. Perhaps Mr. Alger should not serve on an important board committee due to his lack of independence.

Please vote to increase management accountability to shareholders:

**Enhanced Shareholder Proxy Access** - **Proposal 5**

Company Statement in Opposition

The Company's proxy access right was the product of extensive discussions with stockholders, and the Board believes it already strikes the appropriate balance between providing shareholder nomination rights and protecting the interests of all shareholders. In 2015, the Company's shareholders expressly approved a tailored proxy access provision that capped the number of shareholders that may group their holding to meet the 3% proxy access ownership threshold at 20 shareholders, and rejected a shareholder proposal with no such shareholder limit.

The Board continues to believe that this shareholder aggregation limit is appropriate to control the administrative burden and costs for the Company while affording proxy access opportunities to shareholders, given the broad solicitation that would be required and the practical difficulties of coordinating a larger number of stockholders. In particular, the Board notes that the Company already permits a group of investment funds under common management and investment control to be treated as a single shareholder for purposes of the limit. Since the Company's adoption of proxy access in 2015, the overwhelming majority of companies that have adopted proxy access have incorporated a 20 shareholder aggregation limit.

Lastly, the Board notes that the shareholder proponent has brought forth substantially similar proposals at several other companies, and that this proposal does not therefore take into account the specific circumstances, including the express selection of the Company's shareholders of our particular proxy access right, of the Company's proxy access right.

For these reasons, the Board believes that this proposal is not in the best interests of the Company or its shareholders.

Accordingly, the Board of Directors unanimously recommends that the Shareholders vote AGAINST Proposal No. 5 - Enhance Shareholder Proxy Access.

X	The Board of Directors recommends a vote **AGAINST** this proposal.

OTHER INFORMATION

2017 CEO Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information to explain the relationship between the annual total compensation of our estimated median employee and the annual total compensation of Jeffrey S. Musser, President and Chief Executive Officer (the "CEO").

For the year ended December 31, 2017:

- the annual total compensation of the estimated median employee (other than our CEO), was $40,918; and
- the annual total compensation of Mr. Musser was $6,308,768.

Based on this information, the ratio of the annual total CEO compensation to the annual total compensation of the estimated median employee was 154 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices, geographic distribution of employees, mix of salaried vs. hourly employees and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

We determined that as of December 31, 2017 our employee population consisted of 16,723 individuals (including full-time and part-time) of which 5,970 were U.S. employees and 10,753 are non-U.S. employees.

Consistent with the pay ratio rules of Item 402(u), we excluded employees from 11 countries totaling 834 employees, representing less than 5% of all global employees. These excluded employees were located in the following countries: Argentina (61 employees), Bangladesh (59 employees), Cambodia (29 employees), Colombia (43 employees), Dominican Republic (17 employees), Egypt (61 employees), Indonesia (140 employees), Pakistan (104 employees), Philippines (93 employees), and Vietnam (227 employees).

Our employee population, after taking into consideration the permitted adjustments described above, consisted of 15,889 individuals. To identify the median compensated employee, we used a consistently applied compensation measure, which included base salary, bonus, commission, and other compensation recorded in our payroll records. We annualized the cash compensation recorded in our payroll systems of active employees on December 31, 2017. For purposes of identifying the median employee, we utilized foreign exchange rates as of December 31, 2017. We then determined the median employee's total compensation in the same manner as shown on the Summary Compensation Table on page 30.

Other Business

As of the date of this Proxy Statement, management knows of no other business that will be presented for action at the meeting. If any other business requiring a vote of the shareholders should properly come before the meeting, the persons designated as your proxies will vote or refrain from voting in accordance with their best judgment.

Certain Relationships & Related Transactions

The following section describes, since the beginning of the year ended December 31, 2017, (a) transactions in which the Company or any of its subsidiaries was a party, in which the amount involved exceeded $120,000 and in which a Director, a Director nominee, an executive officer, any immediate family member of a director, director nominee or executive officer, a security holder known to own more than 5% of the Company's Common Stock or any immediate family member of the security holder had, or will have, a direct or indirect material interest or (b) certain business relationships that existed between the Company and Directors or director nominees, or between the Company and entities affiliated with such Directors or Director nominees. The Company's written policy and procedures with respect to any related person transaction between the Company and any related person requiring disclosure under Item 404(a) of Regulation S-K under the Exchange Act, is that such transaction is consummated only if the Audit Committee approves or ratifies such transaction (or the disinterested members of the Board of Directors approve or ratify such transaction).

Glenn M. Alger and Eugene K. Alger, an NEO, are brothers, and Eugene K. Alger's compensation is described elsewhere in this proxy statement. Alain Monié is the Chief Executive Officer of Ingram Micro Inc., which is a Company customer. In 2017, the Company invoiced Ingram Micro Inc. approximately $11 million for services rendered in the ordinary course of business. Brian and Stephen Coughlin are brothers of Philip M. Coughlin, Chief Strategy Officer. Brian Coughlin is employed as District Manager of the Company's Chicago office and earned total compensation of $1,014,844 in 2017, including a RSU grant with a fair market value of $19,454. Stephen Coughlin is employed as Account Manager-Project Cargo Services and earned total compensation of $163,230 in 2017, including a RSU grant with a fair market value of $16,212. Amanda Sabor and Kurt Sabor are, respectively, daughter and son-in-law of Richard H. Rostan, President, Global Geographies and Operations. Amanda Sabor is a Customer Retention and Development Manager in the Chicago office and earned total compensation of $175,843 in 2017, including a RSU grant with fair market value of $16,212. Kurt Sabor is a Transcon Manager in the Chicago office and earned total compensation of $264,587 in 2017, including a RSU grant with a fair market value of $16,212. Nichole Purfeerst is sister-in-law of Christopher J. McClincy, Senior Vice President and Chief Information Officer. Nichole Purfeerst is a Sales Operations and Analytics Senior Manager in the Seattle headquarters and earned total compensation of $120,455 in 2017, including a RSU grant with a fair market value of $19,454.

Voting Procedures

Only shareholders of record at the close of business on March 13, 2018 (the "Record Date") will be entitled to notice of and to vote at the meeting. On or about March 29, 2018, the Company will mail to shareholders either: (a) a notice of Internet availability of proxy materials, which will indicate how to access the proxy materials on the Internet, or (b) a copy of the Proxy Statement, a form of proxy and an Annual Report.

You may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. Each share of our Common Stock outstanding on the record date will be entitled to one vote on each of the 10 director nominees and one vote on each other proposal. If the accompanying form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. In the absence of instructions to the contrary, such shares will be voted in accordance with the Board's recommendations.

Whether or not you plan to attend the meeting in person, please submit your vote and proxy by telephone, by mail or by Internet in accordance with the instructions on your proxy card or voting instruction form. This will ensure a quorum at the meeting. The giving of the proxy will not affect your right to vote at the meeting if the proxy is revoked in the manner set forth in the accompanying Proxy Statement.

Abstentions are counted for quorum purposes. If you return a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting, but do not indicate how your shares should be voted on one or more proposals listed above, then the proxies will vote your shares as the Board of Directors recommends on those proposals.

Any shareholder executing a proxy has the power to revoke it at any time prior to the voting thereof on any matter (without, however, affecting any vote taken prior to such revocation) by delivering written notice to the Secretary of the Company, by executing and delivering to the Company another proxy dated as of a later date or by voting in person at the meeting.

If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of Directors, the non-binding vote approving compensation of NEO, and two shareholder proposals. If you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will only have discretion to vote any uninstructed shares on the ratification of the appointment of KPMG as the Company's independent registered public accounting firm.

Voting Securities

The only outstanding voting securities of the Company are shares of Common Stock. As of the Record Date, there were 175,148,737 shares of Common Stock issued and outstanding, and each such share is entitled to one vote at the Annual Meeting. The presence in person or by proxy of holders of record of a majority of the outstanding shares of Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock underlying abstentions and broker non-votes will be considered present at the Annual Meeting for the purpose of determining whether a quorum is present.

Under Washington law and the Company's Bylaws, all proposals to be addressed at the Annual Meeting of Shareholders, including the election of each Director, will be approved if the votes cast by voters physically present at the Annual Meeting or represented by proxy in favor of the proposal or Director exceed the votes cast against such proposal or Director, as applicable. Abstentions and, except for Proposal 3, broker non-votes will not be counted either in favor of or against such proposals or the election of such Directors and, therefore, will have no effect on the outcomes of such proposals or the election of such Directors. For Proposal 3, the ratification of the appointment of KPMG as the Company's independent registered public accounting firm, brokers will have the discretion to vote uninstructed shares.

No cumulative voting rights are authorized, and dissenters' rights are not applicable to any of the matters being voted on. Proxies and ballots will be received and tabulated by Computershare Trust Company, N.A., an independent business entity not affiliated with the Company. The Common Stock is listed for trading on the NASDAQ Global Select Market under the symbol EXPD. The last sale price for the Common Stock, as reported by NASDAQ on March 13, 2018, was $65.06 per share.

Solicitation of Proxies

The proxy accompanying this Proxy Statement is solicited by the Board of Directors of the Company. Proxies may be solicited by officers, Directors and regular supervisory and executive employees of the Company; none will receive any additional compensation for their services. In addition, the Company has agreed to pay the firm of D.F. King & Co., Inc. a fee of $9,500 plus reasonable expenses for proxy solicitation services. Solicitations of proxies may be made personally, or by mail, telephone, facsimile or messenger.

The Company, if requested, will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All such costs of solicitation of proxies will be paid by the Company.

Deadlines for Shareholder Proposals for the 2019 Annual Meeting of Shareholders

Pursuant to Rule 14a-8 under the Exchange Act, certain shareholder proposals may be eligible for inclusion in the Company's proxy materials for the 2019 Annual Meeting of Shareholders. In order to be eligible for inclusion, such proposals must be received by the Secretary at the Company's principal executive offices no later than November 29, 2018. Such proposals also must comply with Securities and Exchange Commission regulations regarding the inclusion of shareholder proposals in company-sponsored materials.

The Company's Bylaws provide a formal procedure for bringing business before the Annual Meeting of Shareholders. A shareholder proposing to present a matter (other than a proposal brought pursuant to Rule 14a-8 under the Exchange Act) before the 2019 Annual Meeting of Shareholders or to nominate a candidate for election to the Board of Directors at the 2019 Annual Meeting of Shareholders must deliver notice of the proposal or nomination to the Secretary at the Company's principal executive offices between the close of business on January 8, 2019 through the close of business on February 7, 2019. In the event that the date of the Annual Meeting of Shareholders is more than 30 days before or more than 60 days after May 8, 2019, notice of the proposal or nomination must be delivered to the Secretary at the Company's principal executive offices not earlier than the 120th day prior to the date of the Annual Meeting and not later than the later of the 90th day prior to the date of the Annual Meeting or, if the first public announcement of the date of the Annual Meeting is less than 100 days prior to the date of the Annual Meeting, the 10th day following the day on which the Company first makes a public announcement of the date of the meeting. The shareholder's notice must include the specified information concerning the proposal or nominee as described in the Company's Bylaws. The Company will not consider any proposal or nomination that does not meet the Company's bylaw requirements or SEC requirements for submitting a proposal or nomination. Pursuant to Rule 14a-4(c)(1) under the Exchange Act, the proxies designated by the Company for the 2019 Annual Meeting of Shareholders will have discretionary authority to vote with respect to any matter presented at the meeting if the Company has not received notice of the matter by the dates required under the Company's Bylaws, as described above, and in certain other instances specified in that rule.

An eligible shareholder seeking to nominate a candidate for election to the Board of Directors at the 2019 Annual Meeting of Shareholders must deliver notice of the nomination to the Secretary at the Company's principal executive offices between the close of business on October 30, 2018 through the close of business on November 29, 2018.

Householding

To reduce the expenses of delivering duplicate materials, we are taking advantage of the Securities and Exchange Commission's "householding" rules, which permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to shareholders who share an address unless otherwise requested. If you share an address with another shareholder and have received only one set of materials, you may request a separate copy at no cost to you by contacting your broker, if you hold shares in a brokerage account. Alternatively, you may call Broadridge Financial Solutions at 1-866-540-7095 or write to Benjamin G. Clark, Senior Vice President, General Counsel and Corporate Secretary, 1015 Third Avenue, Seattle, Washington 98104. For future Annual Meetings you may request separate materials, or request that we send only one set of materials to you if you are receiving multiple copies, by contacting one of the parties listed above.

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